Exhibit 99.4
RISK FACTORS
You should carefully consider the following risk factors before investing in our securities. Certain factors may have a material adverse effect on our business, financial conditions and results of operations. The risks and uncertainties described below disclose both material and other risks and uncertainties, and are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial also may materially adversely affect our business, financial condition, results of operations and cash flows in future periods or are not identified because they are generally common to businesses. If any of these risks occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the trading price of our shares could decline, and you could lose part or all of your investment.
Unless otherwise noted or the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Pagaya following the consummation of the Merger.
Risks Related to the Operations of Our Business
We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and it may be difficult to evaluate our future prospects.
We were founded in 2016 and have experienced rapid growth in recent years in the markets we serve and we plan to continue to expand into new markets. Our limited operating history may make it difficult to make accurate predictions about our future performance. Assessing our business and future prospects may also be difficult because of the risks and difficulties we face. These risks and difficulties include our ability to:
•	maintain and increase the volume of financial products facilitated with the assistance of our AI technology;
•	enter into new and maintain existing relationships with Partners;
•	maintain cost-effective access to capital and a diversified asset funding strategy;
•	expand the use and applicability of our AI technology;
•	improve the effectiveness and predictiveness of our AI technology;
•	successfully build our brand and protect our reputation from negative publicity;
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successfully adjust our proprietary AI technology, products and services in a timely manner in response to changing macroeconomic conditions, including consumer credit performance, fluctuations in the credit markets, the recent increase in interest rates and the wind-down of stimulus programs;

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successfully compete with companies that are currently in, or may in the future enter, the business of providing technological services to enhance the access to credit for customers and funding services;

•	enter into new markets and introduce new products and services;
•	comply with and successfully adapt to complex and evolving legal and regulatory environments in our existing markets and ones we may enter in the future;
•	effectively secure and maintain the confidentiality of the information received, accessed, stored, provided and used across our systems;
•	successfully obtain and maintain funding and liquidity to support continued growth and general corporate purposes;
•	attract, integrate and retain qualified employees and independent contractors; and
•	effectively manage, scale and expand the capabilities of our teams, outsourcing relationships, third-party service providers, operating infrastructure and other business operations.
If we are not able to timely and effectively address these risks and difficulties as well as those described elsewhere in this “Risk Factors” section, our business, financial and results of operations may be harmed.

Our revenue growth rate and financial performance in recent periods may not be indicative of future performance and such growth may slow over time. In addition, the historical returns attributable to the Financing Vehicles should not be indicative of the future results of the Financing Vehicles and poor performance of the Financing Vehicles would likely cause a decline in our revenue, net income and cash flow.
We have grown rapidly over the last several years, and our recent revenue growth rate and financial performance may not be indicative of our future performance. Our revenue and other income was $99.0 million and $474.6 million in 2020 and 2021, respectively, representing a 379% growth rate. For the six month periods ending June 30, 2021 and June 30, 2022, our revenue and other income was $183.3 million and $352.1 million, respectively, representing a 92% growth rate. Our revenue for any previous quarterly or annual period may not be a reliable indicator of our revenue or revenue growth in future periods. As our business grows, our revenue growth rates may slow, or our revenue may decline, in future periods for a number of reasons, which may include slowing demand for our AI technology offerings, products and services, increasing competition, a decrease in our ability to access capital or the growth of our network, increasing regulatory costs and challenges, adverse changes in the macroeconomic environment and consumers’ ability to service their debt and our failure to capitalize on growth opportunities. Further, we believe our growth over the last several years has been driven in large part by the expansion across similar consumer credit assets, which will slow as we enter all consumer credit markets. The recent increase in interest rates has also led to a tighter market for credit and we may experience reduced access to capital and our revenue and other income could be negatively impacted. In addition, we believe this growth has been driven in part by the transformative shift by consumers to e-commerce and the acceptance of online networks and digital solutions for the use of and access to financial products that we expect may slow down over time, and as a result, our financial performance may be adversely affected.
We have established Financing Vehicles, certain of which have a limited track record, which may make our business difficult to evaluate. The historical and potential future returns of the Financing Vehicles are not directly linked to returns on Pagaya Ordinary Shares. Therefore, any positive performance of the Financing Vehicles will not necessarily result in positive returns on an investment in Pagaya Ordinary Shares. However, poor performance of the Financing Vehicles would likely cause a decline in our revenue, net income/loss and cash flow from such Financing Vehicles, and would likely negatively affect our ability to raise additional capital for the same or future Financing Vehicles, and would therefore have a negative effect on our performance and, in all likelihood, the returns on an investment in Pagaya Ordinary Shares. Moreover, we could experience losses related to our risk retention holdings as a result of poor investment performance by the Financing Vehicles. The future rate of return for any current or future Financing Vehicles may vary considerably from the historical rate of return generated by any particular Financing Vehicle, or for the Financing Vehicles as a whole. Poor performance of the Financing Vehicles could make it more difficult for us to raise new capital. Asset investors might decline to invest in future Financing Vehicles we raise, and asset investors in existing Financing Vehicles might withdraw their investments, as a result of poor performance of the Financing Vehicles in which they are invested. Accordingly, poor performance may deter future investment in Financing Vehicles and thereby decrease the capital invested in the Financing Vehicles and, ultimately, our fee revenue, net income/loss and cash flow.
If we fail to effectively manage our growth, our business, financial condition, and results of operations could be adversely affected.
Over the last several years, we have experienced rapid growth in our business and the number of employees and independent contractors, and we expect to continue to experience growth in the future. For example, we have recently expanded our research and development team as well as our team focused on recruiting new Partners. This rapid growth has placed, and may continue to place, significant demands on our management, processes, systems and operational, technological and financial resources. Our ability to manage our growth effectively, integrate new employees, independent contractors and technologies into our existing business and attract new Partners and maintain relationships with existing Partners will require us to continue to retain, attract, train, motivate and manage employees and independent contractors and expand our operational, technological and financial infrastructure. From time to time, we rely on temporary independent contractor programs for various aspects of our business. Failure to effectively implement and manage such programs could result in misclassification or other employment-related claims or inquiries by governmental agencies. Continued growth could strain our ability to develop and improve our operational, technological, financial and management controls, reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain Partners’ and their customers’ satisfaction. Any of the foregoing factors could negatively affect our business, financial condition and results of operations.

Our business and the performance of Financing Vehicles may be adversely affected by economic conditions and other factors that we cannot control. These factors include interest rates, rising inflation, supply chain disruptions, labor shortages, the wind-down of stimulus programs, unemployment levels, conditions in the housing market, immigration policies, government shutdowns, trade wars and delays in tax refunds, as well as events such as natural disasters, acts of war (including the ongoing Russia-Ukraine conflict), terrorism, catastrophes, and pandemics, including the COVID-19 pandemic.
Uncertainty and negative trends in general economic conditions, including significant tightening of credit markets, historically have created a difficult operating environment for our industry. Many factors, including factors that are beyond our control, may impact our results of operations or financial condition and our overall success by affecting our access to capital. Challenges our Partners may face with low demand for their financial products or willingness or capacity of their customers to make payment on obligations, or the returns on other assets, may affect the success of the Financing Vehicles. For example, the personal loans acquired from our Partners are, for the most part, unsecured, and our Partners’ customers may not prioritize repayment of those loans in an economic downcycle. These factors include interest rates, rising inflation, supply chain disruptions, labor shortages, weakening exchange rates, the wind-down of stimulus programs, unemployment levels, conditions in the housing market, immigration policies, government shutdowns, trade wars and delays in tax refunds, as well as events such as natural disasters, acts of war (including the recent Russia-Ukraine conflict), terrorism, catastrophes and pandemics. We face a heightened level of interest rate risk as the U.S. Federal Reserve Board has tapered its quantitative easing program and continues to increase interest rates.
In response to the economic impacts and disruptions associated with COVID-19, governments around the world, including in the United States, provided significant fiscal and monetary stimuli, which have had the effect, among other things, of supporting overall levels of employment, consumer spending and savings levels, and the ability of consumers to service their debt. The wind-down of these stimulus programs may adversely affect economic conditions and consumer credit performance, which may reduce the demand for and pricing of consumer credit assets and negatively impact our growth, revenues and profitability. In addition, the United States has recently experienced historically high levels of inflation. According to the U.S. Department of Labor, the annual inflation rate for the United States was approximately 9.1% for June 2022. Beginning in March 2022, the U.S. Federal Reserve Board has announced several increases in the federal funds rate primarily due to inflation and a strong labor market. This recent increase in interest rates has led to a tighter market for credit and we may experience reduced access to capital and our revenue could be negatively impacted. Increased interest rates could unfavorably impact demand for all refinancing loan activities and reduce demand across personal loans and home loans, including, but not limited to, any variable-rate loan products, as well as adversely impact the spending levels of borrowers and their ability and willingness to borrow money. The growth of the personal lending market has benefited from historically low interest rates and as interest rates increase the growth of this market and our growth could be negatively impacted. Higher interest rates often lead to higher payment obligations, which may reduce the ability of borrowers to remain current on their obligations and therefore, lead to increased delinquencies, defaults, customer bankruptcies and charge-offs, and decreasing recoveries, all of which could have a material adverse effect on our business. In addition, major medical expenses, divorce, death or other issues that affect borrowers could affect a borrower’s willingness or ability to make payments on their loans. If borrowers default on loans, the cost to service these loans may also increase without a corresponding increase in fees and the value of the loans held by our funds and financing vehicles could decline. Higher default rates by these borrowers may lead to lower demand by Partners, which would adversely affect our business, financial condition and results of operations. Any sustained decline in demand for investment in loans (including through our funds or financing vehicles) or any increase in delinquencies, defaults or foreclosures that result from economic downturns, may adversely affect our business, financial condition and results of operations.
If there is an economic downturn that affects our current and prospective Partners and their customers, asset investors or the performance of the Financing Vehicles, or if we are unable to address and mitigate the risks associated with any of the foregoing, our business, financial condition and results of operations could be adversely affected. Additionally, our AI technology has not been extensively tested during economic downturns. For more information, see “Risk Factors—Our AI technology has not yet been extensively tested during different economic conditions, including down-cycles. We continue to build and refine our AI technology to offer new products and services as we expand into new markets, such as real estate, mortgages, credit cards and insurance, and if our AI technology does not perform as well in these new markets as it has in our existing business and we are unable to manage the related risks and effectively execute our growth strategy as we enter into these new lines of business, our growth prospects, business, financial condition and results of operations could be adversely affected.”
We are heavily dependent on our AI technology. If we are unable to continue to improve our AI technology or if our AI technology does not operate as we expect, contains errors or is otherwise ineffective, our network may improperly evaluate products, not be able to process the volume we have historically, and our growth prospects, business, financial condition and results of operations could be adversely affected.
Our ability to enable our Partners to increase the number of loans or other assets that they originate with the assistance of our AI technology will depend in large part on our ability to effectively evaluate the creditworthiness and likelihood of default of our Partners’ customers and, based on that evaluation, help our Partners offer competitively-priced loans or other assets as well as obtain higher approval rates. Further, our overall operating efficiency and margins will depend in large part on our AI technology’s ability to effectively evaluate the creditworthiness, likelihood of default and credit asset pricing for our Partners’ customers, which will affect our Partners’ business volume. In the ordinary course, we enter into contractual arrangements with our Partners with customary indemnification provisions (including for violation of law). Such indemnification provisions potentially assume regulatory liability and liability for claims by Partners or third parties if the AI technology contains errors or incorrectly evaluates Partners’ customers. We further assume liability as the investment manager, sponsor and/or administrator for the Financing Vehicles, including if the AI technology contains errors or incorrectly evaluates the Partners’ customers underlying the assets purchased by the Financing Vehicles. Such liability may result in claims by asset investors or regulatory action. For more information, see “Risk Factors—If we fail to comply with or facilitate compliance with, or our Partners fail to comply with the variety of federal, state and local laws to which we or they are subject, including those related to consumer protection, consumer finance, lending, fair lending, data protection, and investment advisory services, or if we or our Partners are found to be operating without having obtained necessary state or local licenses, it may result in regulatory action, litigation, monetary payments or may otherwise negatively impact our reputation, business, and results of operations, and may prevent us from serving users in jurisdictions where those regulations apply.”, “Risk Factors—Risks Related to Our Legal and Regulatory Environment” and “Risk Factors—Any legal proceedings, investigations or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome. In addition, our business and operations could be negatively affected if they become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact our share price.” In addition, we utilize the data gathered from various sources in our automated credit analysis process. The data that we gather is evaluated and curated by our AI technology. The ongoing development, maintenance and operation of our AI technology is expensive and complex, and may involve unforeseen difficulties including material performance problems, and undetected defects or errors, for example, with new capabilities incorporating AI. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our AI technology from operating properly. If our AI technology fails to adequately predict the creditworthiness of Partners’ applicants or customers, or to properly place loans or other assets for acquisition by Financing Vehicles due to the design of our models or programming or other errors or failures, other characteristics of our AI or for any other reasons, or any of the other components of the automated credit analysis process fails, our Partners may experience higher than forecasted loan and other losses that will in turn negatively impact the performance of the Financing Vehicles that acquire our Partners’ assets. Additionally, errors or inaccuracies in our AI technology could result in exposure to the credit risk of loans or other assets originated by Partners, whether it be exposure for us, Partners or asset investors, which may result in higher than expected losses or lower than desired returns of such loans or other assets.
Any of the foregoing could result in our Partners experiencing sub-optimally priced assets, incorrect approvals or denials of transactions, or higher than expected losses, or could require remediation and/or result in our Partners’ dissatisfaction with us, which in turn could adversely affect our ability to attract new Partners or cause our Partners to terminate their agreements with us and decrease our Partners’ financial product volume, and could also negatively impact the performance of Financing Vehicles, certain asset investors’ willingness to invest in future Financing Vehicles, and our ability to continue to create new Financing Vehicles, and our business, financial condition and results of operations may be adversely affected.

We rely on our Partners to originate assets facilitated with the assistance of our AI technology. Currently, a limited number of Partners account for a substantial portion of the total number of financial products facilitated with the assistance of our AI technology and, ultimately, our revenue. If these Partners were to cease or limit operations with us, our business, financial condition and results of operations could be adversely affected.
Currently, a majority of the loans or other assets that are facilitated with the assistance of our AI technology result from transactions with a small number of Partners who operate in the financial technology space. These Partners, taken together, originate a majority of the loans or other assets facilitated with the assistance of our AI technology. The fees we receive when these loans or other assets are acquired from these Partners by Financing Vehicles account for substantially a majority of our revenue.
We have entered into several types of agreements with each of our Partners. Our commercial arrangements with these Partners are generally nonexclusive and are based on the type of asset class. For example, we enter into purchase agreements with our Partners, which provide the Financing Vehicles with the opportunity to acquire assets by the Partner assisted by our AI technology, that have a typical duration of one to three years with the option to extend for additional periods. The Financing Vehicles are not required to acquire specific types or amounts of assets from our Partners under such agreements. In addition, there are servicing agreements with our Partners covering the assets originated by such Partners that typically last for the life of the asset. As it relates to any specific asset, these servicing agreements require us to continue to use the Partner that originated the asset for the life of such asset. In addition, even during the term of our arrangement, our Partner could choose to reduce the volume of loans or other assets facilitated with the assistance of our AI technology or increase the volume that it chooses to fund and retain on its own balance sheet. We or any of our Partners may terminate our arrangement for various reasons, which may include material breaches and change in control, subject to payment of a termination fee in some cases, and Partners could decide to stop working with us, have disputes with us, ask to modify their commercial or legal terms in a manner disadvantageous to us or enter into exclusive or more favorable relationships with our competitors. In addition, capital and leverage requirements applicable to our Partners that are banks or other financial institutions subject to such requirements could result in decreased demand for our products. Further, our Partners’ respective regulators may require that they terminate or otherwise limit their business with us, or impose regulatory pressure limiting their ability to do business with us. We are a service provider to Partners, some of which are considered banks under the Federal Deposit Insurance Corporation (“FDIC”), and as such, we are subject to audit by such Partners in accordance with FDIC guidance related to management of vendors. We are also subject to the examination and enforcement authority of the FDIC under the Bank Service Company Act. If any of our Partners were to stop working with us, suspend, limit or cease their operations or otherwise terminate or modify adversely to us their relationship with us, the number of financial products originated by our Partners with the assistance of our AI technology could decrease, and our revenue and revenue growth rates and our business, financial condition and results of operations could be adversely affected.
If we are unable to both retain existing Partners and attract and onboard new Partners, our business, financial condition and results of operations could be adversely affected.
A majority of our revenue is generated through fees we receive when the loans and other financial products originated by our Partners with the assistance of our AI technology are acquired by Financing Vehicles. Currently, we have a small number of Partners that operate in the financial technology space who originate a majority of these loans and other assets. To continue to expand our market share in existing markets and grow into new markets we will need to attract and onboard new Partners on attractive commercial terms and also maintain and grow those relationships. We have both lead generation programs and referral programs to identify and develop new Partners but these programs may not succeed in the near term or may cease to be effective over time. If we are not successful in attracting and onboarding new Partners, our business, financial condition and results of operations could be adversely affected.
Our ability to raise capital from asset investors is a vital component of the products we offer to Partners. If we are unable to raise capital from asset investors at competitive rates, it would materially reduce our revenue and cash flow and adversely affect our financial condition.
We have relied upon the securitization market and committed asset-backed facilities to provide a significant portion of the funding component of our product. The ability of the Financing Vehicles to provide funding at competitive rates is essential to our business. Our ability to raise capital from asset investors for Financing Vehicles depends on a number of factors, including certain factors that are outside our control. Certain factors, such as the performance of the equity and bond markets and the asset allocation rules or investment policies to which such asset investors are then subject, could inhibit or restrict the ability of asset investors to make investments in Financing Vehicles or the asset classes in which Financing Vehicles invest. An inability to access the securitization market or a significant reduction in liquidity in the secondary market for securitization transactions could have an adverse impact on the funding component of our product, financial position and results of operations.
Our ability to launch new Financing Vehicles could similarly be hampered if the appeal of those investments in the market were to decline. For example, there is a risk that the properties that we have invested in have some undiscovered flaw, or would otherwise require additional expenditures to make them rentable in excess of the expected amount, which could result in greater total renovation costs and a loss of revenue. Further, an investment in a share, unit, membership interest or limited partner interest in a Financing Vehicle is more illiquid, and the returns on such investment may be more volatile than an investment in securities for which there is a more active and transparent market. In periods of positive markets and low volatility, for example, investors may favor passive investment strategies such as index funds over our actively managed investment vehicles. Alternative investments could also fall into disfavor as a result of concerns about liquidity and short-term performance.
In connection with launching new Financing Vehicles or making further investments in existing Financing Vehicles, we may negotiate terms for such Financing Vehicles with existing and potential asset investors. The outcome of such negotiations could result in our agreement to terms that are materially less favorable to us than for prior Financing Vehicles or as compared to Financing Vehicles of our competitors, including with respect to fees and/or incentive fees, which could have an adverse impact on our revenues. Such terms could also restrict our ability to raise Financing Vehicles with investment objectives or strategies that compete with existing Financing Vehicles, add additional expenses and obligations for us or increase our potential liabilities, all of which could ultimately reduce our revenues. In addition, certain investors, including sovereign wealth funds and public pension funds, have demonstrated an increased preference for alternatives to the traditional financing vehicle structure. Such alternatives may not be as profitable for us as the traditional fund structure, and such a trend could have a material impact on the cost of our operations or profitability if we were to implement these alternative investment structures. In addition, certain investors, including public pension funds, have publicly criticized certain fee and expense structures, including transaction and advisory fees. Although we have no obligation to modify any of our fees with respect to our existing, we may experience pressure to do so in Financing Vehicles.
The fees paid to us by Financing Vehicles comprise a key portion of our revenues, and a reduction in these revenues could have an adverse effect on our results of operations. If we are unable to raise new and successor Financing Vehicles, the growth of the assets of such Financing Vehicles and related fees generated, our ability to deploy capital into investments and the potential for increasing our performance income would slow or decrease, all of which would materially reduce our revenues and cash flows and adversely affect our financial condition.
A key portion of our revenue from Financing Vehicles in any given period is dependent on the size of the assets of such Financing Vehicles in such period and fee rates charged. We may not be successful in producing investment returns and prioritizing services that will allow us to maintain our current fee structure, to maintain or grow the assets of such Financing Vehicles, or to generate performance income. A decline in the size or pace of growth of assets of Financing Vehicles or applicable fee rates will reduce our revenues. A decline in the size or pace of growth of the assets of Financing Vehicles or applicable fee rates may result from a range of factors, including:
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Volatile economic and market conditions, which could cause asset investors to delay making new commitments to alternative Financing Vehicles or limit the ability of our existing Financing Vehicles to deploy capital;

•	Competition may make fundraising and the deployment of capital more difficult, thereby limiting our ability to grow or maintain the assets of such Financing Vehicles;
•	Changes in our strategy or the terms of our network AI fees; and
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Poor performance of one or more of the Financing Vehicles, either relative to market benchmarks or in absolute terms, or compared to our competitors, may cause asset investors to regard the Financing Vehicles less favorably than those of our competitors, thereby adversely affecting our ability to raise more capital for existing Financing Vehicles or new or successor Financing Vehicles.

If we are unable to develop and maintain a diverse and robust funding component for our network, our growth prospects, business, financial condition and results of operations could be adversely affected. In addition, certain Financing Vehicles have redemption features and a substantial withdrawal of capital by one or more asset investors may have an adverse effect on the Financing Vehicles’ performance.
Our business depends on sourcing and maintaining diverse and robust funding to enable loans or other assets from our Partners to be acquired by a Financing Vehicle. The number of asset investors in new markets where a long-term track record of performance has not been developed is often very concentrated. Even for more mature markets, although the participating asset investors are often more diverse, only a limited number have committed or guaranteed their participation in existing Financing Vehicles. Were the availability of this funding to decrease, our ability to generate Network Volume and revenue will be adversely affected. Further, we have significant concentration in asset investors. Four of the largest asset investors together contributed approximately 66% of Network Capital during the 12 months ended December 31, 2021, compared to approximately 81% during the 12 months ended December 31, 2020. New capital from asset investors may be unavailable on reasonable terms or at all beyond the current maturity dates of Financing Vehicles.
Further, events of default or breaches of financial, performance or other covenants, or worse than expected performance of certain pools of obligations underpinning Financing Vehicles, could reduce the likelihood of affiliates sponsoring, managing or administering Financing Vehicles that acquire assets from our Partners. The performance of such assets is dependent on a number of factors, including the predictiveness of our AI technology and social and economic conditions. The availability and capacity of certain asset investors to participate in Financing Vehicles that acquire assets from our Partners also depend on many factors that are outside of our control, such as credit market volatility, politics and regulatory reforms. In the event of a sudden or unexpected disruption of asset investors’ participation in Financing Vehicles that acquire assets from our Partners, our network may not be able to maintain the necessary levels of funding to retain current volume of acquisition by Financing Vehicles of loans or other assets originated by our Partners without incurring substantially higher funding costs, which could adversely affect our business, financial condition and results of operations.
A substantial withdrawal of capital by one or more asset investors in any Financing Vehicle with redemption features may have an adverse effect on such Financing Vehicle’s performance. The adviser to such Financing Vehicle may find it difficult under such circumstances to adjust its asset allocation to the reduced amount of assets of such Financing Vehicle. Moreover, in order to provide sufficient funds to pay withdrawal amounts, the Financing Vehicles might be required to liquidate positions at an inopportune time or at prices that the adviser believes do not reflect the true value of such investments and that would adversely affect the applicable asset investors, or the adviser may not be able to liquidate such positions at all or it may determine it would be inappropriate to do so. If such withdrawals of capital were to continue over a protracted period of time, these issues may be magnified such that similar assets sold at subsequent withdrawal dates might receive even less favorable liquidation values. Withdrawals of capital through redemption may also make it more difficult for such Financing Vehicles to generate the same level of profits operating on a smaller capital base and may trigger defaults or termination events under one or more loans, credit facilities or other financing arrangements.
Our AI technology has not yet been extensively tested during different economic conditions, including down-cycles. We continue to build and refine our AI technology to offer new products and services as we expand into new markets, such as real estate and credit cards, and if our AI technology does not perform as well in these new markets as it has in our existing business and we are unable to manage the related risks and effectively execute our growth strategy as we enter into these new lines of business, our growth prospects, business, financial condition and results of operations could be adversely affected.
We continue to build and refine our AI technology to offer new products and services in new markets. We have added one new market per year since 2018 and recently entered the real estate market. We expect to continue to expand our offering to other markets. There are substantial risks and uncertainties associated with these efforts. We may invest significant time and resources to develop and market new lines of business and/or products and services and we may not achieve the return on our investment that we expect. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved and price and profitability targets may not prove feasible. Further, we may not be able to develop, commercially market and achieve market acceptance of any new products and services. In addition, our investment of resources to develop new products and services may either be insufficient or result in expenses that are excessive in light of the revenue actually derived from these new products and services. If the profile of consumers using any new products and services is different from that of those currently served by our Partners’ existing financial products, our AI technology may not be able to accurately evaluate the credit risk of such customers, and the affiliates sponsoring, managing or administering Financing Vehicles that are acquiring our Partners’ financial products may in turn experience higher levels of delinquencies or defaults. Failure to accurately predict demand or growth with respect to our new products and services could have an adverse impact on our reputation and business, and there is always a risk that new products and services will be unprofitable, increase our costs, decrease operating margins or take longer than anticipated to achieve target margins. In addition, any new products or services may raise new and potentially complex regulatory compliance obligations, which would increase our costs and may cause us to change our business in unexpected ways. Further, our development efforts with respect to these initiatives could distract management from current operations and divert capital and other resources from our existing business.
Furthermore, our AI technology may not perform as well in the real estate asset market and non-consumer credit asset markets as it has in the consumer markets. For example, the use of our AI technology to evaluate and facilitate the acquisition, renovation, lease and eventual realization of real estate assets is significantly different than its application toward the evaluation and origination of loans and financial products, due to the special characteristics of the real estate market and the inherent uniqueness of these assets. The purchase price, renovation time and costs, attainable rent and appreciation potential of real estate assets are affected by numerous parameters that are often specific to each asset, and attempting to predict them through AI-based, big-data analytics is prone to error. While we have adapted and calibrated our AI technology to account for such parameters and their irregularity among individual assets, it may not be able to accurately predict the creditworthiness of each such asset and the outcome of its purchase, renovation, lease or future realization. In addition, while we believe our AI technology will accurately evaluate risk in the non-consumer credit asset markets, our AI technology has not been extensively tested in these markets. If our AI technology is unable to accurately evaluate risk in these markets, our Partners and Financing Vehicles through which asset investors invest may experience greater than expected losses on such loans or other assets, which would harm our reputation and erode the trust we have built with our Partners and asset investors. Any of these factors could adversely affect our business, financial condition and results of operations.
We may also have difficulty with securing the adequate participation of asset investors for Financing Vehicles investing in any such new financial products and services by our Partners, and if we are unable to do so, our ability to develop and grow these new offerings and services will be impaired. If we are unable to effectively manage the foregoing risks, our growth prospects, business, financial condition and results of operations could be adversely affected. For example, in real estate investments, the yields available from properties depend on the amount of revenue generated and expenses incurred. If certain properties do not generate sufficient revenues to meet their acquisition and operating expenses, a Financing Vehicle’s cash flow and ability to pay distributions to its asset investors will be adversely affected.
Further, if we do not successfully manage the regulatory, business and market risks associated with our expansion into new markets and new products and effectively execute our growth strategy in these new lines of business, our growth prospects, business, financial condition and results of operations could be adversely affected. For example, the credit card market is highly complex, competitive and regulated. We continue to build and refine our AI technology to appropriately manage our credit card business, and if our AI technology does not perform as well in the credit card market as it has in our existing business and we are unable to manage the related risks and effectively execute our growth strategy, our growth prospects, business, financial condition and results of operations could be adversely affected.
In addition, Partners in our network recently began analyzing auto loans with the assistance of our AI technology to assist with their origination process for auto loans and acquisition of such loans by Financing Vehicles. We are continuing to invest in developing AI technology to support the origination of new financial products by our Partners and service offerings, such as credit cards, student loans, point-of-sale loans and the acquisition of such financial products by Financing Vehicles. New initiatives are inherently risky, as each involves unproven business strategies, addressing and complying with new regulatory requirements, industry expertise and new financial products and services with which we, and in some cases our Partners, have limited or no prior development or operating experience.

The industry in which we operate is highly competitive, and if we fail to compete effectively, we could experience price reductions, reduced margins or loss of revenues.
We operate in a highly competitive and dynamic industry. Our AI technology faces competition from a variety of players, including those that enable transactions and commerce via digital payments. Our primary competition consists of: other sources of consumer credit, including banks, non-bank lenders and other fintech networks, private equity firms, publicly traded financial technology companies, as well as a variety of technology companies that seek to help financial services providers with the digital transformation of their businesses and various “second-look” financing providers that offer lenders revenue when they approve applications that had otherwise been turned down. We expect competition to intensify in the future, both as emerging technologies continue to enter the marketplace and as large financial incumbents increasingly seek to innovate the services that they offer to compete with our network. Technological advances and the continued growth of e-commerce activities have increased consumers’ accessibility to more credit products and services and led to the expansion of competition in digital payment options that diminished the need for regular consumer credit such as pay-over-time solutions.
Some of our competitors are substantially larger than we are, which gives those competitors advantages we do not have, such as more diversified products, a broader Partner and investor base, the ability to reach more Partners and asset investors, the ability to cross-sell their financial products and cross-subsidize their offerings through their other business lines, operational efficiencies, more versatile technology networks, broad-based local distribution capabilities and lower-cost funding. In addition, because many of our competitors are large financial institutions that fund themselves through low-cost insured deposits and originate and own the assets they produce, they have certain revenue and funding opportunities unavailable to us. Our competitors may also have longer operating histories, more extensive and broader consumer and merchant relationships, and greater brand recognition and brand loyalty than we have. For example, more established companies that possess large, existing Partner and investor bases, substantial financial resources, larger marketing teams and established distribution channels could enter the market.
Increased competition could require us to alter the pricing and terms we offer to our Partners. If we are unable to successfully compete, the demand for our AI technology and products could stagnate or substantially decline, and we could fail to retain or grow the number of Partners using our network, which would reduce the attractiveness of our network to Partners, and which would materially and adversely affect our business, results of operations, financial condition and future prospects.
Substantially all of our revenue is derived from a limited variety of consumer assets purchased exclusively in the United States, which is a highly competitive and saturated market, and we do not know how well our AI technology may perform in other markets.
While we are constantly expanding the types of products and services facilitated through our AI technology, the vast majority of our revenue is generated from a limited variety of consumer credit assets products that are currently originated by Partners exclusively in the United States, specifically personal consumer loans and auto loans. The market for these loans is characterized by a large number of operators offering unsecured short-term lending programs, including our Partners, and also by certain behavioral patterns that our AI technology is able to identify and factor, as well as a complex regulatory landscape. However, in order to continue growing, we may need to expand to markets abroad, which are less competitive and saturated than the United States, but which may also differ significantly from it in many facets, including cultural and social norms and economic preferences, and with which our AI technology has not yet coped. If we are unable to configure our AI technology and Financing Vehicles to cater to other markets outside the United States, our business, financial condition and results of operations could be adversely affected.
Our business is heavily concentrated in U.S. consumer credit, and therefore our results are more susceptible to fluctuations in that market than a more diversified company.
Our business is heavily concentrated in U.S. consumer credit. As a result, we are more susceptible to fluctuations and risks particular to U.S. consumer credit than a more diversified company. For example, our business is particularly sensitive to macroeconomic conditions that affect the U.S. economy and consumer spending and consumer credit, such as rising interest rates, rising inflation and changes in monetary policy. We are also more susceptible to the risks of increased regulations and legal and other regulatory actions that are targeted at consumer credit. Our business concentration could have a material adverse effect on our business, results of operations, financial condition, and future prospects.

A significant portion of our current revenues are derived from Financing Vehicles that acquire consumer credit assets and related products, and as a result, we are particularly susceptible to fluctuations in consumer credit activity and the capital markets.
Currently, the majority of our Partners’ asset originations facilitated with the assistance of our AI technology are unsecured personal loans. The market for unsecured personal loans has grown rapidly in recent years, and it is unclear to what extent such a market will continue to grow, if at all. A wide variety of factors could impact the market for unsecured personal loans, including macroeconomic conditions, competition, regulatory developments and changes in consumer credit activity. For example, FICO has recently changed its methodology in calculating credit scores in a manner that potentially penalizes borrowers who take out personal loans to pay off or consolidate credit card debt. This change could negatively affect the overall demand for unsecured personal loans. The personal lending market has also benefited from historically low interest rates, as our Partners’ customers are attracted to relatively low borrowing costs. Our success will depend, in part, on the continued growth of the unsecured personal loan market, and if such market does not further grow or grows more slowly than we expect, our business, financial condition and results of operations could be adversely affected.
In addition, our Partners may, in the future, seek partnerships with competitors that are able to help them offer them a broader array of credit products, such as secured loans. Over time, in order to preserve and expand our relationships with our existing Partners, and enter into relationships with new Partners, it may become increasingly important for us to expand our offerings and be able to help our Partners offer a wider variety of products and services. We also may be susceptible to competitors that choose to offer higher yields to asset investors or offer to pay higher prices for loans or other assets acquired from our Partners. Competitors may elect to provide these incentives, even if they expect such pricing practices to lead to losses for them. Such practices by competitors could negatively affect the overall demand for personal loans facilitated with the assistance of our AI technology and, therefore, our business, financial condition and results of operations.
Further, the personal loans that are acquired from our Partners into Financing Vehicles are, for the most part, unsecured, and there is a risk that our Partners’ customers will not prioritize repayment of such loans, particularly in an economic downcycle. For example, if our Partners’ customers incur secured debt, such as a mortgage, a home equity line of credit or an auto loan, our Partners’ customers may choose to repay their obligations under such secured debt before repaying their unsecured loans, which could lead to higher default rates by our Partners’ customers with respect to their unsecured debt. This in turn could lead to losses for Financing Vehicles, which could lead to less demand from asset investors. If this leads to decreased demand by asset investors to participate in Financing Vehicles that acquire assets and other financial products facilitated with the assistance of our AI technology, our business, financial condition and results of operations could be adversely affected.
If our estimates, judgments or assumptions relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.
The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes. We base our estimates and assumptions on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of certain assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements and accompanying notes include those related to revenue recognition, consolidation of variable interest entities (each, “VIE”), fair value of certain assets and liabilities, share-based compensation, and income taxes, including any valuation allowance for deferred tax assets. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts, which may result in a decline in the trading price of Class A Ordinary Shares.
Additionally, we regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, or changes and challenges to existing standards or their interpretation, we might be required to change our accounting policies, alter our operational policies or implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes or challenges to existing standards or in their interpretation may have an adverse effect on our reputation, business, financial condition, and profit and loss, or cause an adverse deviation from our revenue and operating profit and loss target, which may negatively impact our results of operations.
We may from time to time undertake internal corporate reorganizations that may adversely impact our business and results of operations.
From time to time, we may undertake internal corporate reorganizations in an effort to simplify our organizational structure, streamline our operations or for other operational reasons. Such internal reorganization involves and may involve, among other things, the combination or dissolution of certain of our existing subsidiaries and the creation of new subsidiaries. These transactions could be disruptive to our business, result in significant expense, require regulatory approvals, and fail to result in the intended or expected benefits, any of which could adversely impact our business and results of operations.
Our reputation and brand are important to our success. If we are unable to continue developing our reputation and brand, or if our brand or reputation is compromised, our ability to retain existing and attract new Partners and asset investors and our ability to maintain and improve our relationship with regulators of our industry could be adversely affected. As a result, our business, financial condition and results of operations may suffer.
We believe maintaining a strong brand and trustworthy reputation is critical to our success and our ability to attract new Partners and asset investors. Factors that affect our brand and reputation include, among other things: perceptions of AI, our industry and our Company, including the quality and reliability of our AI technology, the accuracy of our AI technology, perceptions regarding the application of AI to consumer lending or other markets specifically, the funding component of our business, privacy and security practices, litigation, regulatory activity, and the overall user experience of our Partners and their customers. Negative publicity or negative public perception of these factors, even if inaccurate, could adversely affect our brand and reputation.
Certain of the Partners’ arrangements have been criticized in government and media reports as “rent-a-charter” or “rent-a-bank” which has drawn the heightened attention of consumer advocacy groups, government officials and elected representatives. As a result, bank regulators have taken actions causing banks to exit third-party programs that the regulators determined involved unsafe and unsound practices. The payday and “short-term, small-dollar” loans that have been subject to more frequent criticism and challenge are different from assets facilitated with the assistance of our AI technology, in our view. If we are nevertheless associated because of the heightened attention with such payday or short-term, small-dollar consumer loans, or if we are associated with increased criticism of non-payday loan programs involving relationships between bank originators and non-bank lending networks and program managers, demand for loans or other assets could significantly decrease, which could cause our Partners to reduce their origination volumes or terminate their arrangements with us, impede our ability to attract new Partners or delay the onboarding of Partners, impede our ability to attract asset investors to participate in the funding component of our network or reduce the number of potential Partners that use our network. Any of the foregoing could adversely affect our results of operations and financial condition.
We may also become subject to lawsuits, including class action lawsuits, or other challenges such as government investigations, inquiries, enforcement, or arbitration, against our Partners or us for obligations from our Partners through our AI technology. If there are changes in laws or in the interpretation or enforcement of existing laws affecting loans or other assets we place with the assistance of our AI technology, or if we become subject to such lawsuits, investigations or inquiries, our business, financial condition and results of operations would be adversely affected.
Harm to our reputation can also arise from many other sources, including employee and independent contractor or former employee and independent contractor misconduct, misconduct or negligence by outsourced service providers or other counterparties, failure by us or our Partners to meet minimum standards of service and quality, and inadequate protection of borrower information and compliance failures and claims. If we are unable to protect our reputation and brand, our business, financial condition and results of operations would be adversely affected.
If we are unable to manage the risks associated with fraudulent activity, our brand and reputation, business, financial condition, and results of operations could be adversely affected and we could face material legal, regulatory and financial exposure (including fines and other penalties).
Fraud is prevalent in the financial services industry and is likely to increase as perpetrators become more sophisticated. We are subject to the risk of fraudulent activity associated with our Partners’ customers and third parties handling our Partners’ borrower information and, in limited situations, cover certain fraud losses of Partners and asset investors. Fraud rates could also increase in a down-cycle economy. While we perform initial and ongoing due diligence on our Partners’ fraud prevention and detection policies and procedures, we rely on our Partners to predict and otherwise validate or authenticate applicant-reported data and data derived from third-party sources and notify us if any fraud is detected. If such efforts are insufficient to accurately detect and prevent fraud, the level of fraud-related losses of products could increase, which would decrease confidence in our AI technology. There have been some instances of fraud by Partners’ customers in the past which have generally occurred at the origination of the asset in the normal course of business and are not material to the Company. If any such fraud is identified, the applicable Partner is typically required to repurchase the related asset.
A failure to accurately detect and prevent fraud may also lead to increased costs if we have to invest in developing new technology to defend against fraud, which, in turn may lead to decreased returns in Financing Vehicles and therefore decreased returns for asset investors. In addition, our Partners and asset investors may not be able to recover amounts disbursed on products made in connection with inaccurate statements, omissions of fact or fraud, which could erode the trust in our brand and negatively impact our ability to attract new Partners and asset investors.
High profile fraudulent activity within the financial services industry also could negatively impact our brand and reputation. In addition, significant increases in fraudulent activity could lead to regulatory intervention, which could increase our costs and also negatively impact our brand and reputation. Further, if there is any increase in fraudulent activity that increases the need for human intervention in screening application data, the level of automation on our network could decline and negatively affect our unit economics. If we are unable to manage these risks, our business, financial condition and results of operations could be adversely affected.
We are subject to risks related to our dependency on our Founders, key personnel, employees and independent contractors, including highly-skilled technical experts, as well as attracting, retaining and developing human capital in a highly competitive market.
Our success and future growth depend upon the continued services of our management team and other key employees and independent contractors, including highly-skilled technical experts. In particular, the Founders who are members of our leadership team are critical to our overall management, as well as the continued development of our products and services, our culture and our strategic direction. From time to time, there may be changes in our management team resulting from the hiring or departure of executives, key employees and independent contractors, which could disrupt our business. The loss of one or more members of our senior management or key employees or independent contractors could harm our business, and we may not be able to find adequate replacements. We may not be able to retain the services of any members of our senior management, key employees or independent contractors, including high-skilled technical experts. From time to time, we rely on temporary independent contractor programs to scale our operations team. Failure to effectively implement and manage such programs could result in misclassification or other employment related claims or inquiries by governmental agencies. In addition, to execute our growth plan, we must attract and retain highly qualified personnel, including engineering and data analytics personnel. In order to continue to access top talent, we will likely continue to grow our footprint of office locations, which may add to the complexity and costs of our business operations. Competition for highly skilled technical experts, including engineering and data analytics personnel, is extremely intense, particularly in Israel where we are headquartered, which has experienced increased activity in technology startups. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees and independent contractors with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, prospective and existing employees and independent contractors often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility or increases such that prospective employees or independent contractors believe there is limited or less upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees and independent contractors. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed. We generally enter into non-competition agreements with our employees and independent contractors. These agreements prohibit our employees and independent contractors, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees and independent contractors work, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees and independent contractors developed while working for us.
The funding component of our business related to the Financing Vehicles is highly competitive.
The funding component of our business is highly competitive, with competition based on a variety of factors, including investment performance, the quality of assets provided to asset investors, investor liquidity and willingness to invest, vehicle terms (including fees), brand recognition and business reputation. The funding component of our business competes with a number of other specialized investment funds, hedge funds, funds of hedge funds, other managing pools of capital, securitizations by our Partners or other consumer credit originators, as well as corporate buyers, traditional asset managers, commercial banks, investment banks and other financial institutions (including sovereign wealth funds), and we expect that competition will continue to increase. For example, certain traditional asset managers have developed their own lending networks and are marketing other lending and credit strategies as alternatives to fund investments. Additionally, developments in financial technology, or fintech, such as distributed ledger technology, or blockchain, have the potential to disrupt the financial industry and change the way consumer lenders and other financial institutions do business. A number of factors serve to increase our competitive risks:
•	a number of our competitors in some of our businesses have greater financial, technical, marketing and other resources and more personnel than we do;
•	some Financing Vehicles may not perform as well as competitors’ Financing Vehicles or other available investment products;
•
several of our competitors have significant amounts of capital, and many of them have similar investment objectives to ours, which may create additional competition for investment opportunities and may reduce the size and duration of pricing inefficiencies that many alternative investment strategies seek to exploit;

•
some of our competitors may be subject to less regulation and accordingly may have more flexibility to undertake and execute certain investments, including in certain industries or businesses, than we can and/or bear less compliance expense than we do;

•	some of our competitors may have more flexibility than us in raising certain types of Financing Vehicles under the contracts or terms they have negotiated with their investors; and
•
some of our competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments that we want to make.

We have historically competed primarily on the basis of the performance of Financing Vehicles, and not on the level of our fees or incentive fees relative to those of our competitors. However, there is a risk that fees and incentive fees in the alternative investment or securitization industry will decline, without regard to our historical performance. Fee or incentive fee income reductions on existing or future Financing Vehicles, without corresponding decreases in our cost structure, would adversely affect our business and revenues.
Maintaining our reputation is critical to attracting and retaining asset investors and for maintaining our relationships with our regulators. Negative publicity regarding us, our personnel or our Partners could give rise to reputational risk that could significantly harm our existing business and business prospects. Similarly, events could occur that damage the reputation of our industry generally, such as the insolvency or bankruptcy of large funds or lending networks or a significant number of funds or lending networks or highly publicized incidents of fraud or other scandals, any one of which could have a material adverse effect on our business, regardless of whether any of those events directly relate to the Financing Vehicles or the investments made by Financing Vehicles.
In addition, the attractiveness of Financing Vehicles relative to investments in other investment products could decrease depending on economic conditions. Furthermore, any new or incremental regulatory measures for the U.S. financial services and lending industries may increase costs and create regulatory uncertainty and additional competition for many Financing Vehicles. See “—Risks Related to Our Legal and Regulatory Environment—As

the political and regulatory framework for AI technology and machine learning evolves, our business, financial condition and results of operations may be adversely affected.”
This competitive pressure could adversely affect our ability to make successful investments and limit our ability to raise future Financing Vehicles, either of which would adversely impact our business and revenues.
Our failure to deal appropriately with conflicts of interest in the funding component of our business, related to our allocation of investment opportunities between Financing Vehicles, could damage our reputation and adversely affect our businesses. Conflicts of interest may also arise in our allocation of costs and expenses, and we are subject to increased regulatory scrutiny and uncertainty with regard to those determinations.
As we have expanded and as we continue to expand the number and scope of our businesses, we increasingly confront potential conflicts of interest relating to the investment activities of the Financing Vehicles. Conflicts of interest continue to be a significant area of focus for regulators, investors and the media. Because of the variety of businesses and investment strategies that we pursue, we may face a higher degree of scrutiny compared with others that focus on fewer asset classes. We place assets across Financing Vehicles. In addition, certain Financing Vehicles may purchase an interest in one or more other Financing Vehicles. However, the risk that asset investors or regulators could challenge allocation decisions as inconsistent with our obligations under applicable law, governing agreements or our own policies cannot be eliminated. Further, the perception of non-compliance with such requirements or policies could harm our reputation with asset investors. A failure to appropriately deal with these, among other, potential conflicts, could negatively impact our reputation and ability to raise additional Financing Vehicles or result in potential litigation or regulatory action against us.
The investment activities or strategies used for certain Financing Vehicles may conflict with the transactions and strategies employed on behalf of other Financing Vehicles, and may affect the prices and availability of investments in which a Financing Vehicle may invest. Subject to any legal and regulatory obligations, the investment activities of our affiliates or a Financing Vehicle are carried out generally without reference to positions held by another Financing Vehicle and may have an effect on the value of the positions so held, or may result in an affiliate having an interest in an issuer adverse to that of a Financing Vehicle. Because the Financing Vehicles operate different businesses, the affiliates are subject to a number of potential and actual conflicts of interest, potentially greater regulatory oversight, and more legal and contractual restrictions than would be the case if the affiliates had only a single line of business.
In particular, Financing Vehicles may invest in the same types of assets in which the other Financing Vehicles currently invest and expect to continue to invest in the future. Although we anticipate that the Financing Vehicles will operate within a limited and defined set of parameters (e.g., time, scope and duration) when acquiring any such assets, a Financing Vehicle could encounter actual and potential conflicts to the extent that any such Financing Vehicle competes with others for investment opportunities or our resources (e.g., personnel). These activities can adversely affect the prices and availability of loans or other assets held by or potentially considered for purchase for the account of a Financing Vehicle.
Subject to the requirements of each Financing Vehicle’s governing documents, investment opportunities sourced by affiliates or Financing Vehicles will generally be placed among the accounts of the applicable Financing Vehicles in a manner that the applicable manager or sponsor believes to be appropriate given the factors that it believes to be relevant, such as each Financing Vehicle’s respective investment objectives, concentration limits, interest and asset coverage tests, collateral quality, liquidity and requirements tests, lender covenants, the amount of free cash each of them has available for investment, total capital and capital commitments, anticipated future cash flows and cash requirements, and other considerations and limitations of such Financing Vehicle.
We regularly make determinations to allocate costs and expenses both among Financing Vehicles and between such vehicles and their respective governing entities. Certain of those determinations are inherently subjective and virtually all of them are subject to regulatory oversight. Any determination or allegation of, or investigation into, a potential violation could cause reputational harm and a loss of investor confidence in our business. It could also result in regulatory lapses and applicable penalties, as well as increased regulatory oversight of our business. In addition, any determination to allocate fees to the applicable investment adviser or manager could negatively affect our net income, and ultimately decrease the value of Pagaya Ordinary Shares and our dividends to our shareholders.

We may need to raise additional funds in the future, including, but not limited to, through equity, debt, or convertible debt financings, to support business growth, and those funds may be unavailable on acceptable terms, or at all. As a result, we may be unable to meet our future capital requirements, which could limit our ability to grow and jeopardize our ability to continue our business.
We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products and services, enhance our AI technology, scale and improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity, debt or convertible debt financings to secure additional funds. If we raise additional funds by issuing equity securities or securities convertible into equity securities, our shareholders may experience dilution. Debt financing, such as credit facilities or corporate bonds, may involve covenants restricting our operations or our ability to incur additional debt. Debt financing may also require security arrangements including cash collateral agreements that restrict the availability of cash held as collateral which is the case for amounts we may borrow in the future under our existing Credit Agreement and other facilities. In addition, future equity financing or replacement or refinancing of any debt financings may not be available on terms favorable to us or our shareholders, or at all, and the fact that debt holders are repaid first may reduce our ability to raise a later equity financing.
If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, we may be unable to pursue certain business opportunities and our ability to continue to support our business growth and to respond to business challenges could be impaired and our business may be harmed. In addition, we may be unable to access capital to fund the purchases of additional products or other assets through raising new and successor Financing Vehicles. For additional information, see “—Risks Related to the Operations of Our Business—Our ability to raise capital from asset investors is a vital component of the products we offer to Partners. If we are unable to raise capital from asset investors at competitive rates, it would materially reduce our revenue and cash flow and adversely affect our financial condition.”
Any legal proceedings, investigations or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome. In addition, our business and operations could be negatively affected if they become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact our share price.
We are and may in the future become subject to legal proceedings, investigations and claims, including claims that arise in the ordinary course of business, such as claims brought by asset investors or Partners in connection with commercial disputes, claims by users, claims or investigations brought by regulators or employment claims made by our current or former employees and independent contractors. We are subject to claims in the ordinary course of business, including employment claims.
We are not currently a party to any pending or, to our knowledge, threatened litigation that will have a significant effect on our financial position or profitability. Any litigation, investigation or claim, whether meritorious or not, could harm our reputation, will increase our costs and may divert management’s attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us for which we are uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.
In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, as well as the frequency of lawsuits against special purpose acquisition company (“SPAC”) sponsors, has been increasing recently, especially in the context of SPAC business combinations. Volatility in the share price of the Class A Ordinary Shares or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the Pagaya Board’s attention and resources from Pagaya’s business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to Pagaya’s future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, Pagaya may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters.

Further, Pagaya’s share price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.
Although we currently maintain insurance coverage, such coverage may not be sufficient to cover the types or extent of claims or loss that may be incurred or received.
We currently maintain insurance in connection with our business, including, among other coverages, directors and officers liability insurance, errors and omissions/professional liability insurance, employment practices liability insurance, fiduciary liability insurance, and cyber insurance. The scope and limits of such insurance may not be sufficient to cover the types or extent of claims or loss that may be incurred or received. In addition, there may be risks for which Pagaya does not maintain or procure insurance coverage or for which the insurance coverage may not respond.
We are growing rapidly, and our insurance coverage may not be sufficient to protect us from any loss now or in the future and we may not be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. Our inability to obtain and maintain appropriate insurance coverage could cause a substantial business disruption, adverse reputational impact, and regulatory scrutiny.
If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.
Our risk management policies and procedures, and those of our third-party vendors upon which we rely, may not be fully effective in identifying or mitigating risk exposure. If our policies and procedures do not adequately protect us from exposure to these risks, we may incur losses that would adversely affect our financial condition, reputation and market share.
We have developed risk management policies and procedures and we continue to refine them as we conduct our business. Many of our procedures involve oversight of third-party vendors that provide us with critical services such as information technology systems and infrastructure, portfolio management, custody, market data expenses and fund accounting and administration and pricing services. Our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure. Further, as we expand into new lines of business, our risk management policies and procedures may not be able to adequately keep up with our current rapid rate of expansion, and may not be adequate or sufficient to mitigate risks. Moreover, we are subject to the risks of errors and misconduct by our employees and independent contractors, including fraud and non-compliance with policies. These risks are difficult to detect in advance and deter, and could harm our business, results of operations or financial condition. Although we maintain insurance and use other traditional risk-shifting tools, such as third-party indemnification, to manage certain exposures, they are subject to terms such as deductibles, coinsurance, limits and policy exclusions, as well as risk of counterparty denial of coverage, default or insolvency. If our policies and procedures do not adequately protect us from exposure, and our exposure is not adequately covered by insurance or other risk-shifting tools, we may incur losses that would adversely affect our business, financial condition and results of operations.
If there is a pledge of a substantial amount of Pagaya Ordinary Shares, a change of control could occur and could materially and adversely affect our financial condition, results of operation and cash flows.
Shareholders that beneficially own a significant interest in Pagaya may pledge a substantial portion of Pagaya Ordinary Shares that they own to secure loans made to them by financial institutions. If a shareholder defaults on any of its obligations under these pledge agreements or the related loan documents, these financial institutions may have the right to sell the pledged shares, subject to the lock-up restrictions set forth in the Pagaya Articles. Such a sale could cause our share price to decline. Many of the occurrences that could result in a foreclosure of the pledged shares are out of our control and are unrelated to our operations. Because these shares may be pledged to secure loans, the occurrence of an event of default could result in a sale of pledged shares that could cause a change of control of Pagaya, even when such a change of control may not be in the best interests of our shareholders, and it could also result in a default under certain material contracts to which we are a party, which could materially and adversely affect our financial condition, results of operations and cash flows.

Risks Related to Technology, Intellectual Property and Data
Regulators may assert, and courts may conclude, that certain AI technology leads to unintentional bias or discrimination.
Regulatory agencies have expressed concerns that certain AI technology may lead to unintentional bias or discrimination in an automated credit analysis process. Such concerns could subject us to legal or regulatory liability, reputational harm, and/or increase our legal and compliance expenses. For example, on March 29, 2021, the Consumer Financial Protection Bureau (the “CFPB”) and the federal prudential bank regulators issued a “Request for Information and Comment on Financial Institutions’ Use of Artificial Intelligence, Including Machine Learning.” These regulators asked for comments regarding, among other things, whether the use of AI technology and machine learning in consumer credit underwriting can lead to bias and discrimination. A number of publicly submitted comments have asserted that AI technology and machine learning in consumer credit underwriting can lead to discrimination in violation of, inter alia, the Equal Credit Opportunity Act and the Fair Housing Act. This request for information process may lead to a regulatory rulemaking that could restrict the use of AI technology and machine learning in consumer credit underwriting. The Consumer Financial Protection Bureau recently announced that discrimination—intentional or unintentional but producing a discriminatory outcome—is an unfair, deceptive, or abusive act or practice (“UDAAP”) under the Consumer Financial Protection Act. In conjunction with this update, the CFPB also announced changes to its supervision and examination manual for evaluating UDAAPs. The updated examination manual notes that discrimination may meet the criteria for “unfairness” by causing substantial harm to consumers that they cannot reasonably avoid and that harm is not outweighed by countervailing benefits to consumers. The Equal Credit Opportunity Act and the Fair Credit Reporting Act require creditors to provide consumers with the reasons for denial of credit or other adverse action, and providing such reasons can be more difficult given the complexity of certain AI technology. In addition, the Federal Trade Commission (“FTC”) has brought enforcement actions related to the use of AI and automated credit analysis in circumstances where the FTC has determined that the use of such tools is insufficiently transparent to consumers. Our inability to comply, and enable our Partners and their customers to comply, with the requirements of existing laws or new interpretations of existing laws, or new regulatory rulemaking that restricts the use of AI technology in consumer credit underwriting or other markets, could adversely affect our business, financial condition, and results of operations. We may also be obligated to indemnify Partners or pay substantial settlement costs in connection with any such claim or litigation related to the use of our AI technology and automated credit analysis, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our AI technology could be costly and time consuming and divert the attention of our management and key personnel from our business operations.
We may be unable to sufficiently, and it may be difficult and costly to, obtain, maintain, protect, or enforce our intellectual property and other proprietary rights.
Our ability to operate our businesses depends, in part, upon our proprietary technology. We may be unable to protect our proprietary technology effectively, which would allow competitors to duplicate our AI technology and adversely affect our ability to compete with them. We rely on a limited combination of trade secret, trademark laws and other rights, as well as confidentiality procedures, contractual provisions and our information security infrastructure to protect our proprietary technology, processes and other intellectual property. The steps we take to protect our intellectual property rights may be inadequate. For example, a third party may attempt to reverse engineer or otherwise obtain and use our proprietary technology without our consent. The pursuit of a claim against a third party for infringement of our intellectual property could be costly, and any such efforts may not be successful. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and adversely impact our business.
Our proprietary technology, including our AI technology, may be alleged to infringe upon third-party intellectual property, and we may face intellectual property challenges from such other parties. We may not be successful in defending against any such challenges or in obtaining licenses to avoid or resolve any intellectual property disputes. If we are unsuccessful, such claim or litigation could result in a requirement that we pay significant damages or licensing fees, or we could in some circumstances be required to make changes to our business to avoid such infringement, which would negatively impact our financial performance. We may also be obligated to indemnify parties or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to modify applications or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time consuming and divert the attention of our management and key personnel from our business operations.
Moreover, it has become common in recent years for individuals and groups to purchase intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies such as ours. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management, employees and independent contractors.
In addition, although in some cases a third party may have agreed to indemnify us for such costs, such indemnifying party may refuse or be unable to uphold its contractual obligations. In other cases, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.
Furthermore, our technology may become obsolete or inadequate, and we may not be able to successfully develop, obtain or use new technologies to adapt our models and systems to compete with other technologies as they develop. If we cannot protect our proprietary technology from intellectual property challenges, or if our technology becomes obsolete or inadequate, our ability to maintain our model and systems or facilitate products could be adversely affected.
Our technology relies in part on third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could restrict our ability to utilize our technology and increase our costs.
Our AI technology, including our computational infrastructure, relies on software licensed to us by third-party authors under “open-source” licenses. Some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use. If we combine our proprietary software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar solutions with less development effort and time and ultimately put us at a competitive disadvantage.
Although we monitor our use of open-source software to avoid subjecting our products to conditions we do not intend, the terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our services. Moreover, our processes for controlling our use of open-source software may not be effective. If we are held to have breached the terms of an open-source software license, we could be required to seek licenses from third parties to continue operating our network on terms that are not economically favorable or feasible, to re-engineer our network or the supporting computational infrastructure to discontinue use of certain code, or to make generally available, in source code form, portions of our proprietary code.
Further, in addition to risks related to license requirements, use of certain open source software carries greater technical and legal risks than does the use of third-party commercial software. For example, open source software is generally provided as-is without any support or warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. To the extent that our network depends upon the successful operation of open source software, any undetected errors or defects in open source software that we use could prevent the deployment or impair the functionality of our systems and harm our reputation. In addition, the public availability of such software may make it easier for attackers to target and compromise our network through cyberattacks. Any of the foregoing risks could materially and adversely affect our business, financial condition and results of operations.
Our proprietary AI technology relies in part on the use of our Partners’ borrower data and third-party data, and if we lose the ability to use such data, or if such data contains gaps or inaccuracies, our business could be adversely affected.
We rely on our proprietary AI technology, which includes statistical models built using a variety of datasets. Our AI technology relies on a wide variety of data sources, including data collected from our Partners’ customers and applicants, credit bureau data and our credit experience gained through monitoring the payment performance of our Partners’ customers over time. If we are unable to access and use data collected from our Partners’ customers and applicants, data received from credit bureaus, repayment data collected as part of the funding component of our network, or other third-party data used in our AI technology, or our access to such data is limited, our ability to accurately evaluate our Partners’ potential customers, detect fraud and verify applicant data would be compromised. Any of the foregoing could negatively impact the accuracy and effectiveness of our AI technology and the volume of products facilitated with the assistance of our network.
Third-party data sources on which we rely include the consumer reporting agencies regulated by the CFPB and other data sources. Such data is electronically obtained from third parties and used in our AI technology to process our Partners’ applicants. Data from national credit bureaus and other consumer reporting agencies and other information that we receive from third parties about a Partner’s applicant or borrower, may be inaccurate or may not accurately reflect the applicant’s or borrower’s creditworthiness for a variety of reasons, including inaccurate reporting by creditors to the credit bureaus, errors, staleness or incompleteness.
In addition, if third-party data used to improve our AI technology or train the AI model is inaccurate, or access to such third-party data is limited or becomes unavailable to us, the efficacy of our AI technology and our ability to continue to improve our AI technology would be adversely affected. Any of the foregoing could, for our Partners, result in sub-optimally and inefficiently evaluated assets, incorrect evaluation of transactions, or higher than expected losses, which in turn could adversely affect our ability to attract new asset investors and Partners or increase our Partners’ volume of financial products and adversely affect our business, financial condition and results of operations.
Cyberattacks and security breaches of our technology, or those impacting our users or third parties, could adversely impact our brand and reputation and our business, operating results and financial condition.
We are dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, process, transmit and store large amounts of sensitive information, including personal information, credit information and other sensitive data of our Partners’ customers and other consumers providing their data to a Partner. It is critical that we do so in a manner designed to maintain the confidentiality, integrity and availability of such sensitive information. We also have arrangements in place with certain of our third-party vendors that require us to share consumer information. We rely on third parties to assist in our operations, and as a result, we manage a number of third-party vendors that may have access to our computer networks and sensitive or confidential information. In addition, many of those third parties turn to subcontractors or rely on their own service providers in outsourcing some of their responsibilities. As a result, our information technology systems, including the functions of third parties that are involved or have access to those systems, are large and complex, with many points of entry and access. While all information technology operations are inherently vulnerable to inadvertent or intentional security breaches, incidents, attacks and exposures, the size, complexity, accessibility and distributed nature of our information technology systems, and the large amounts of sensitive information stored on those systems make such systems potentially vulnerable to unintentional or malicious, internal and external attacks. Vulnerabilities may be exploited from inadvertent or intentional actions of our employees, independent contractors, third-party service providers, Partners, Asset Investors or by malicious third parties that may result in actual or attempted unauthorized access, mishandling or misuse of information, computer viruses or malware, cyberattacks that could lead to unauthorized persons obtaining confidential information, destruction of data, disruption or deterioration of service, sabotaged or damaged systems, as well as distributed denial of service attacks, data breaches and other infiltration, exfiltration or other similar events. Attacks of this nature are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, “hacktivists,” nation states and others. In addition to the extraction of sensitive information, such attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information and systems. Further, an increase in employees working remotely could increase the risk of a security breach. Significant disruptions of our, our Partners’ and third-party service providers’ and/or other business partners’ information technology systems or other similar data security incidents could adversely affect our business operations and result in the loss, misappropriation, or unauthorized access, use or disclosure of, or the prevention of access to, sensitive information, which could result in financial, legal, regulatory, business and reputational harm to us. Further, our systems, policies and procedures may not be able to adequately keep up with our rapid expansion, and may not be adequate or sufficient to mitigate risks. In addition, many governments have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity following a breach, which may cause our Partners’ customers and potential customers to lose confidence in the effectiveness of our data security measures related to our AI technology and business. Any security breach, whether actual or perceived, would harm our reputation and ability to attract new Partners and asset investors.
In addition, similar vulnerabilities may arise in the future as we continue to expand the features and functionalities of our network and introduce new products and services on our network, and we expect to continue investing substantially to protect against security vulnerabilities and incidents.
Our Financing Vehicles rely on third-party service providers for a substantial portion of our business activities and for Financing Vehicles, and any disruption of service experienced by such third-party service providers or our failure to manage and maintain existing relationships or identify other high-quality, third-party service providers could harm our reputation, business, results of operations and growth prospects. Our Financing Vehicles also depend on third-party property managers to manage our real property investments on a day-to-day basis, and there can be no assurance that they will operate such investments successfully.
Our Financing Vehicles rely on a variety of third-party service providers in connection with a substantial portion of the operation of our business and Financing Vehicles. Any performance issues, errors, bugs or defects in third-party software or services could result in errors, defects or a failure of our solutions, which could materially and adversely affect our reputation, business, financial condition and results of operations. Many of our third-party service providers attempt to impose limitations on their liability for such performance issues, errors, bugs or defects, and if enforceable, we may have additional liability to our Partners, asset investors or to other third parties that could harm our reputation and increase our operating costs. Additionally, in the future, we might need to license other software or services to enhance our solutions and meet evolving Partner and asset investor demands and requirements, which may be unavailable to us on commercially reasonable terms or not at all. Any limitations on our ability to use or obtain third-party software or services could significantly increase our expenses and otherwise result in delays, a reduction in functionality or errors or failures of our solutions until equivalent technology or content is either developed by us or, if available, identified, obtained through purchase or licensed and integrated into our solutions, which could adversely affect our business. In addition, third-party software and services may expose us to increased risks, including risks associated with the integration of new technology, the diversion of resources from the development of our own proprietary technology and our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs, all of which may increase our expenses and materially and adversely affect our business, financial condition and results of operations. We will need to maintain our relationships with third-party service providers and obtain software and services from such providers that do not contain any material errors or defects. Any failure to do so could adversely affect our ability to deliver effective solutions to Partners and asset investors and adversely affect our business.
With regard to property management, our Financing Vehicles rely heavily on third party property managers and their respective affiliates to provide property management, acquisition, rehabilitation and other services for the portfolios of single-family rental properties. There can be no assurance that the third-party property management firms employed by certain Financing Vehicles will be able to operate each investment successfully. Moreover, the risks of dependence on third-party property management firms are different by property type and by investment stage (for example, properties in development or redevelopment have a greater dependence on the leasing abilities of a third-party manager or leasing agent). Property managers may receive fees based upon gross revenues and such fee arrangements may create an incentive for the relevant investment to be managed in a manner that is not consistent with the applicable Financing Vehicle’s objectives.
Under applicable employment laws, we may not be able to enforce covenants not to compete.
We generally enter into non-competition agreements as part of our employment agreements with our employees. These agreements generally prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors, Partners or asset investors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees or consultants developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the protection of a company’s trade secrets or other proprietary knowhow.
Risks Related to Dual Class Structure
The dual class structure of Pagaya Ordinary Shares has the effect of concentrating voting power with certain shareholders—in particular, our Founders—which will effectively eliminate your ability to influence the outcome of many important determinations and transactions, including a change in control.
Our Class A Ordinary Shares, which are the shares that are being offered for sale, have one vote per share, and our Class B Ordinary Shares have 10 votes per share. On June 22, 2022, the Founders, and any Permitted Class B Owners, received all of the Class B Ordinary Shares that were issued and outstanding. By virtue of their holdings of Class B Ordinary Shares, the Founders, in the aggregate, hold approximately 80.94% of Pagaya’s voting power. In addition, the Founders hold Pagaya Options which, if exercised in full and assuming no dilution of their holdings, would result in the Founders’ holding, in the aggregate, approximately 87.44% of Pagaya’s voting power. This percentage may increase if additional shares are issued to our Founders based on increases in the market capitalization of Pagaya at the Closing as a result of the vesting of stock options. All outstanding Class B Ordinary Shares held by a Founder and any Permitted Class B Owners will automatically be converted into an equal number of Class A Ordinary Shares (and therefore will have one rather than 10 votes per share) on the earliest to occur of (i) (A) (1) such Founder’s employment as an officer of Pagaya being terminated not for cause, (2) such Founder resigning as an officer of Pagaya, (3) death or Permanent Disability (as defined in the Pagaya Articles) of such Founder or such Founder’s bankruptcy; provided, however, that if such Founder or such Permitted Class B Owner validly provides for the transfer of some or all of his, her or its Class B Ordinary Shares to one or more of the other Founders or Permitted Class B Owners affiliated with one or more of the other Founders in the event of death or Permanent Disability, then such Class B Ordinary Shares that are transferred to another Founder or Permitted Class B Owner affiliated with one or more of the other Founders shall remain Class B Ordinary Shares and shall not convert into an equal number of Class A Ordinary Shares or (4) the appointment of a receiver, trustee or similar official in bankruptcy or similar proceeding with respect to a Founder or his Class B Ordinary Shares and (B) such Founder no longer serving on the Pagaya Board; (ii) 90 days after such Founder is terminated for cause, subject to certain exceptions, or (iii) the earliest to occur of (A) such time as the Founders and their permitted transferees first collectively hold less than 10% of the total issued and outstanding ordinary share capital of Pagaya and (B) the 15th anniversary of the Closing. See the section titled “Description of Securities—Pagaya Ordinary Shares—Class B Ordinary Shares” for further discussion of the terms of the Pagaya Articles, including the circumstances under which a Founder’s Class B Ordinary Shares will convert into Class A Ordinary Shares. Accordingly, except with respect to the limited matters as to which Israeli corporate law requires approval by a majority of votes cast by shareholders other than controlling shareholders, and although such Founders are not parties to any voting agreement (other than the Pagaya Voting Agreement) or similar arrangement and are free to act independently of one another and without coordination or collaboration, such Founders will collectively effectively control all matters submitted to the Pagaya Shareholders for the foreseeable future, including the election of directors, amendments of our organizational documents, compensation matters, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.
The Founders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control is likely to have the effect of limiting the likelihood of an unsolicited merger proposal, unsolicited tender offer, or proxy contest for the removal of directors. As a result, our governance structure and the adoption of the Pagaya Articles may have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.
The dual class structure of Pagaya Ordinary Shares may adversely affect the trading market for Class A Ordinary Shares.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with dual class or multi-class share structures in certain of their indices. In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P Mid Cap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares from being added to these indices. Beginning in 2017, MSCI Inc. (“MSCI”), a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. As a result, our dual class capital structure would make us ineligible for inclusion in indices that exclude companies with multi-class share structures, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in Class A Ordinary Shares. We cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make Class A Ordinary Shares less attractive to investors and, as a result, the market price of Class A Ordinary Shares could be adversely affected.
Risks Related to Our Legal and Regulatory Environment
Litigation, regulatory actions, consumer complaints and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses.
In the ordinary course of business, we may be named as a defendant in various legal actions, including litigation, involving our Partners’ financial products. All such legal actions are inherently unpredictable and, regardless of the merits of the claims, litigation is often expensive, time-consuming, disruptive to our operations and resources, and distracting to management. Generally, litigation involving our Partner’s financial products arises from the dissatisfaction of a consumer with the products or services offered by our Partners; however, some of this litigation may arise from other matters, including claims of violation of laws related to do-not-call and credit reporting. Our involvement in any such matter also could cause significant harm to our or our Partners’ reputations and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. If resolved against us, legal actions could result in excessive verdicts and judgments, injunctive relief, equitable relief, and other adverse consequences that may affect our financial condition and how we operate our business.
In addition, a number of participants in the consumer financial services industry have been the subject of putative class action lawsuits, state attorney general actions, other state or local regulatory or enforcement actions, and federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices, violations of state licensing and lending laws, including state usury and disclosure laws, actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases, and allegations of noncompliance with various state and federal laws and regulations relating to originating and collecting consumer finance loans and other consumer financial services and products. In the current regulatory environment, increased regulatory compliance efforts and enhanced regulatory enforcement have resulted in us undertaking significant time-consuming and expensive operational and compliance improvement efforts, which may delay or preclude our or our Partners’ ability to provide certain new products and services, including the use of our AI technology by Partners. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have a material adverse effect on our business. In particular, legal proceedings brought under state consumer protection and anti-discrimination statutes or under any of the various federal consumer financial services statutes, including those prohibiting discrimination in lending and unfair, deceptive, and abusive acts or practices, may result in a separate fine assessed for each statutory and regulatory violation or substantial damages from class action lawsuits, potentially in excess of the amounts we earned from the underlying activities.
Many of the consumer and credit assets that the Financing Vehicles acquire are governed by agreements that include arbitration clauses. If these arbitration agreements were to become unenforceable for any reason, or such clauses are not included, we could experience an increase to our consumer litigation costs and exposure to potentially damaging class action lawsuits, with a potential material adverse effect on our business and results of operations.
In addition, from time to time, through our operational and compliance controls, we identify compliance issues that require us to make operational changes and, depending on the nature of the issues, could result in financial remediation. These self-identified issues and remediation payments could be significant, depending on the issues and impact, and could generate litigation or regulatory investigations that subject us to additional risk.

If we fail to comply with or facilitate compliance with, or our Partners fail to comply with the variety of federal, state and local laws to which we or they are subject, including those related to consumer protection, consumer finance, lending, fair lending, data protection, and investment advisory services, or if we or our Partners are found to be operating without having obtained necessary state or local licenses, it may result in regulatory action, litigation, or monetary payments or may otherwise negatively impact our reputation, business, and results of operations, and may prevent us from serving users in jurisdictions where those regulations apply.
Our Partners and prospective Partners are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that our products and services address. Additionally, we facilitate compliance with these regulatory requirements. While we currently operate our business in an effort to ensure our business itself is not subject to extensive regulation, there is a risk that certain regulations could become applicable to us, including as we expand the functionality and use of our AI technology and network. In addition, we and our Partners, vendors, and other service providers must comply with laws and regulatory regimes that apply to us directly and our Partners, vendors, and other service providers indirectly, including through certain of our products and services, and in areas such as consumer finance and lending, investment advisory and securities law, and data protection, use and cybersecurity, and through our relationships with our Partners and the Financing Vehicles.
We must comply with regulatory regimes or facilitate compliance with regulatory regimes on behalf of our Partners that are independently subject to supervision by federal and state financial services and consumer protection regulators, including those applicable to consumer credit transactions, account servicing and debt collection, and the purchase and sale of whole loans and other related transactions. Certain state laws generally regulate interest rates, fees and other charges, require certain disclosures and regulate various loan terms and conditions. In addition, other federal and state laws may apply to loan originations, underwriting, allocation of finance assets originated by our Partners, the servicing and collection of loans and other obligations, the purchase and sale of whole loans or other obligations or securitization vehicles.
Certain states have adopted laws regulating and requiring licensing by parties that engage in certain activities relating to consumer finance transactions, including facilitating, offering and assisting with such transactions in certain circumstances. Furthermore, certain states and localities have also adopted laws requiring licensing for consumer debt collection or purchasing or selling consumer loans or other obligations. The application of some consumer finance licensing laws to our AI technology, the networks of our Partners and the related activities we perform is unclear or debatable, which increases the risk that we may be deemed noncompliant with such licensing laws. In addition, state licensing requirements may evolve over time, including, in particular, recent trends toward increased licensing requirements and regulation of parties engaged in loan solicitation activities. If we or our Partners were found to be in violation of applicable state licensing requirements by a court or a state, federal, or local enforcement agency, our business could be harmed or limited, we could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), criminal penalties and other penalties or consequences, and the obligations from our Partners could be rendered void or unenforceable, in whole or in part, any of which could have a material adverse effect on our business.
In particular, certain statutes, laws, regulations and rules to which we, our Partners, the Financing Vehicles or their respective service providers are or may be subject, and with which we facilitate or may facilitate compliance, include:
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foreign, U.S. federal and state lending statutes and regulations that require certain parties, including our Partners, to hold licenses or other government approvals or filings in connection with specified activities, and impose requirements related to marketing and advertising, transaction disclosures and terms, fees and interest rates, usury, credit discrimination, credit reporting, servicemember relief, debt collection, repossession, unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, information security, conduct in connection with data breaches and money transmission;

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the Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit creditors from discouraging or discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act, and similar state and municipal fair lending laws;

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foreign, U.S. federal and state securities laws, including, among others, the Securities Act, the Exchange Act, the Investment Advisers Act, and the Investment Company Act rules and regulations adopted under those laws, and similar foreign, state laws and regulations which govern securities law, advisory services, Financing Vehicles or how we generate or purchase consumer credit assets, other loan product regulations, the Israeli Joint Investments in Trust Law, 5754-1994, the Israeli Securities Law, the Israeli Law for Regulation of Investment Advice, Investment Marketing and Portfolio Management, 5755-1995, the Israeli Law for Supervision of Financial Services (Regulated Financial Services), 5776-2016, and the Israeli Banking (Licensing) Law, 5741-1981;

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foreign, U.S. federal and state laws and regulations addressing privacy, cybersecurity, data protection, and the receipt, storing, sharing, use, transfer, disclosure, protection, and processing of certain types of data, including, among others, Fair Credit Reporting Act (the “FCRA”), Gramm-Leach-Bliley Act (the “GLBA”), Children’s Online Privacy Protection Act, Personal Information Protection and Electronic Documents Act, Controlling the Assault of Non-Solicited Pornography and Marketing (the “CAN-SPAM”), Canada’s Anti-Spam Law, Telephone Consumer Protection Act (the “TCPA”), Federal Trade Commission Act (the “FTC Act”), California Consumer Privacy Act (the “CCPA”) and General Data Protection Regulation (the “GDPR”);

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the FCRA and Regulation V promulgated thereunder, which imposes certain obligations on users of consumer reports and those that furnish information to consumer reporting agencies, including obligations relating to obtaining or using consumer reports, taking adverse action on the basis of information from consumer reports, the accuracy and integrity of furnished information, addressing risks of identity theft and fraud and protecting the privacy and security of consumer reports and consumer report information and other related data use laws and regulations;

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the GLBA and Regulation P promulgated thereunder, which includes limitations on financial institutions’ disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requires financial institutions to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and requires financial institutions to disclose certain privacy notices and practices with respect to information sharing with affiliated and unaffiliated entities as well as to safeguard personal borrower information, and other privacy laws and regulations;

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the U.S. credit risk retention rules promulgated under the Dodd-Frank Act, which require a securitizer of securitization vehicles to retain an economic interest in the credit risk of the assets collateralizing the securitization vehicles;

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the Truth in Lending Act and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their consumer credit obligations, require creditors to comply with certain practice restrictions, limit the ability of a creditor to impose certain terms, impose disclosure requirements in connection with credit card applications and solicitations, and impose disclosure requirements in connection with credit advertising;

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Section 5 of the FTC Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service, and analogous state laws prohibiting unfair, deceptive, unconscionable, unlawful or abusive acts or practices;

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the Credit Practices Rule, which (i) prohibits creditors from using certain contract provisions that the Federal Trade Commission has found to be unfair to consumers; (ii) requires creditors to advise consumers who co-sign obligations about their potential liability if the primary obligor fails to pay; and (iii) prohibits certain late charges;

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the FRB, OCC and FDIC guidance related to model risk management and management of vendors and other bank specific requirements pursuant to the terms of service agreements with banks and the examination and enforcement authority of the FDIC under the Bank Service Company Act;

•	U.S. federal and state regulation and licensing requirements related to the auto insurance and finance industries, including related to being a manager general agent;

•	the U.S. Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;
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the Servicemembers Civil Relief Act, which allows military members to suspend or postpone certain civil obligations, requires creditors to reduce the interest rate to 6% on loans to military members under certain circumstances, and imposes restrictions on enforcement of loans to servicemembers, so that military members can devote full attention to military duties;

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the Military Lending Act, which requires those who lend to “covered borrowers,” including members of the military and their dependents, to only offer Military Annual Percentage Rates (“APRs”) (a specific measure of all-in-cost-of-credit) under 36%, prohibits arbitration clauses in loan agreements, and prohibits certain other loan agreement terms and lending practices in connection with loans to military servicemembers, among other requirements, and for which violations may result in penalties including voiding of a loan agreement;

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the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide guidelines and restrictions on the electronic transfer of funds from consumers’ bank accounts, including a prohibition on a creditor requiring a consumer to repay a credit agreement in preauthorized (recurring) electronic fund transfers and disclosure and authorization requirements in connection with such transfers;

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the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and which require creditors and loan servicers to obtain a consumer’s consent to electronically receive disclosures required under federal and state laws and regulations;

•	the Right to Financial Privacy Act and similar state laws enacted to provide the financial records of financial institution customers a reasonable amount of privacy from government scrutiny;
•	the Bank Secrecy Act and the USA PATRIOT Act, which relate to compliance with anti-money laundering, borrower due diligence and record-keeping policies and procedures;
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the regulations promulgated by the Office of Foreign Assets Control (“OFAC”) under the U.S. Treasury Department related to the administration and enforcement of sanctions against foreign jurisdictions and persons that threaten U.S. foreign policy and national security goals, primarily to prevent targeted jurisdictions and persons from accessing the U.S. financial system;

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governmental laws, regulations, and covenants that are applicable to the properties that our Financing Vehicles have interests in, including tenant relief laws, restrictions on evictions and collections, rent control laws, affordability covenants, permit, license, and zoning requirements;

•	U.S. Fair Housing Act and state and local fair housing laws; and
•	other foreign, U.S., federal, state and local statutes, rules and regulations.
We and our Partners may not always have been, and may not always be, in compliance with these and other applicable statutes, regulations, rules and other laws. Compliance with these requirements is costly, time-consuming and limits our operational flexibility. Additionally, Congress, the states and regulatory agencies, as well as local municipalities, could further regulate consumer financial services in ways that make it more difficult or costly for us to operate our AI technology and offer related services or facilitate the allocation of obligations from our Partners. These laws also are often subject to changes that could severely limit the operations of our business model. For example, in 2019, a bill was introduced in the U.S. Senate that would create a notional cap of the lesser of 15% Annual Percentage Rate (“APR”) or the maximum rate permitted by the state in which the consumer resides. Although such a bill may never be enacted into law, if such a bill were to be enacted, it would greatly restrict the number of loans that could be placed through our network. Further, changes in the regulatory application or judicial interpretation of the laws and regulations applicable to financial institutions also could impact the manner in which we conduct our business. The regulatory environment in which financial institutions operate has become increasingly complex, and following the financial crisis that began in 2008, supervisory efforts to enforce relevant laws, regulations and policies have become more intense. Additionally, states are increasingly introducing and, in some cases, passing laws that restrict interest rates and

APRs on loans similar to the assets acquired by the Financing Vehicles. For example, California has enacted a “mini-CFPB,” which increases its oversight over partnership relationships and strengthens state consumer protection authority of state regulators to police debt collections and unfair, deceptive or abusive acts and practices. Additionally, voter referenda have been introduced and, in some cases, passed restrictions on interest rates and/or APRs. If such legislation or bills were to be adopted, or state or federal regulators seek to restrict regulated financial institutions such as our Partners from engaging in business with us in certain ways, our Partners’ ability to originate assets in certain states, and the ability of Financing Vehicles to purchase such assets, could be greatly reduced, and as a result, our business, financial condition and results of operations would be adversely affected.
In addition, we are currently subject to a variety of, and may in the future become subject to, additional foreign, federal, state, and local laws that are continuously changing, including laws related to: the real estate brokerage, auto insurance, real estate ownership and services industries, mortgages, credit cards, and data security, cybersecurity, privacy, and consumer protection. These laws can be costly to comply with, require significant management attention, and could subject us to claims, government enforcement actions, civil and criminal liability, or other remedies, including revocation of licenses and suspension of business operations.
Where applicable, we seek to comply with applicable law. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that our compliance policies and procedures will be effective. Compliance with these requirements is also costly, time-consuming and limits our operational flexibility. Nevertheless, if we, our Partners or the Financing Vehicles are found to not comply with applicable laws, we could become subject to greater scrutiny by regulatory agencies, face other sanctions or be required to obtain a license in such jurisdiction, which may have an adverse effect on our ability to continue to facilitate or acquire assets or make our network available to Partners and their customers in particular states, which may harm our business. In addition, non-compliance could subject us to damages, litigation, class action lawsuits, regulatory action, investigations, administrative enforcement actions, monetary payments to our Partners or asset investors, rescission rights held by investors in securities offerings and civil and criminal liability, all of which would harm our business and reputation.
Changes in laws or regulations relating to privacy, cybersecurity, data protection, or the protection, use or transfer of personal information, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, data protection, or the protection or transfer of personal information, could adversely affect our business.
We, our Partners, vendors, and other service providers, receive, collect, use, disclose, transmit, and store a large volume of personally identifiable information and other sensitive data relating to individuals, such as our Partners’ customers, asset investors and our employees. Our use, receipt, and other processing of data in our business subjects us to numerous state, federal and foreign laws and regulations, addressing privacy, cybersecurity, data protection, and the receipt, storing, sharing, use, transfer, disclosure, protection, and processing of certain types of data. Such regulations include, for example, the GLBA, Children’s Online Privacy Protection Act, Personal Information Protection and Electronic Documents Act, CAN-SPAM, Canada’s Anti- Spam Law, TCPA, FCRA, FTC Act, and the CCPA. These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in interpretation or enforcement, and may be inconsistent from one jurisdiction to another.
For example, the FTC has announced a Notice of Proposed Rulemaking relating to proposed amendments to the GLBA’s Safeguards Rule, which requires financial services providers, like our Partners, to develop, implement, and maintain a comprehensive information security program. The proposed amendments provide more prescriptive security controls that financial services providers would be required to implement, such as specific access and authentication controls, risk assessment requirements, and oversight by appointment of a Chief Information Security Officer who would be required to provide annual written reports to the board of directors. In addition, the FTC has brought enforcement actions against third-party service providers of financial services providers directly and against financial services providers for failures by service providers to implement appropriate controls to safeguard consumers’ personal information.
As another example, the CCPA went into effect on January 1, 2020, and, among other things, requires new disclosures to California consumers and affords such consumers new data privacy rights, including, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to opt out of certain sales of personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties of up to $7,500 per violation. The CCPA also provides a private right of action for certain data breaches that is expected to increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act (the “CPRA”), was approved by California voters in the November 3, 2020 election, and significantly modifies the CCPA, including expanding California consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. The CPRA creates obligations relating to consumer data beginning on January 1, 2022, with implementing regulations originally expected on or before July 1, 2022, but now expected to be published in the third or fourth quarter of 2022, and enforcement beginning July 1, 2023. Some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. For example, the CCPA has encouraged “copycat” or other similar laws to be considered and proposed in other states across the country, such as in Virginia, Colorado, Connecticut, New Hampshire, Illinois, Nebraska, and Utah. On March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (the “CDPA”), and on July 8, 2021, Colorado enacted the Colorado Privacy Act (the “CPA”), comprehensive privacy statutes that become effective on January 1, 2023 and July 1, 2023, respectively, and share similarities with the CCPA, CPRA, and legislation proposed in other states.
The CCPA, CPRA, CDPA, CPA and other changes in laws or regulations relating to privacy, cybersecurity, data protection, and information security, particularly any new or modified laws or regulations, or changes to the interpretation or enforcement of laws or regulations like the GLBA, that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, or disclosure, could greatly increase the cost of providing our network, require significant changes to our operations, or even prevent us from providing our network in jurisdictions in which we currently operate and in which we may operate in the future. Certain other state laws impose similar privacy obligations and we also expect that more states may enact legislation similar to the CCPA, CPRA, CDPA and CPA, which provide consumers with new privacy rights and increase the privacy and security obligations of entities handling certain personal information of such consumers. The CCPA has prompted a number of proposals for new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions, and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data, and could result in increased compliance costs and/or changes in business practices and policies. In addition, some jurisdictions, such as New York, Massachusetts, and Nevada, have enacted more generalized data security laws that apply to certain data that we process. We cannot yet fully determine the impact these or future laws, rules, regulations, and industry standards may have on our business or operations. Any such laws, rules, regulations, and industry standards may be inconsistent among different jurisdictions, subject to differing interpretations, or may conflict with our current or future practices. Additionally, our Partners’ customers may be subject to differing privacy laws, rules, and legislation, which may mean that they require us to be bound by varying contractual requirements applicable to certain other jurisdictions. Adherence to such contractual requirements may impact our receipt, use, processing, storage, sharing, and disclosure of various types of information including financial information and other personal information, and may mean we become bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters that may further change as laws, rules, and regulations evolve. Complying with these requirements and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative and other developments. These changes may in turn impair our ability to offer our existing or planned products and services and/or increase our cost of doing business.
Additionally, we have incurred, and may continue to incur, significant expenses in an effort to comply with privacy, cybersecurity, data protection, and information security standards and protocols imposed by law, regulation, industry standards, or contractual obligations. In particular, with laws and regulations such as the FCRA, GLBA, CCPA, CPRA, CDPA, CPA and potentially other laws and regulations that may be proposed or amended, imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so.
As our business grows, we may become subject to privacy and data security laws from other jurisdictions outside of the United States and Israel, potentially including the GDPR. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of persons located in the European Economic Area (the

“EEA”) and the data practices of companies operating in the EEA. Among other things, the GDPR imposes requirements regarding the security of personal data and notification of data processing obligations to competent national data processing authorities, provides for lawful bases on which personal data can be processed, provides for an expansive definition of personal data and requires changes to informed consent practices. In addition, the GDPR provides for heightened scrutiny of transfers of personal data from the European Economic Area, to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws, and imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of an enterprise’s consolidated annual worldwide gross revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations. If we expand our business into Europe and/or the United Kingdom, which has enacted data protection laws substantially implementing the GDPR, we will need to comply with the GDPR and/or data protection laws of the United Kingdom. This will involve significant resources and expense and may also impair our ability to offer our existing or planned features, products and services and/or increase our cost of doing business.
Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, cybersecurity, data protection, and information security, it is possible that our interpretations of the law, practices, or our network could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. Our failure, or the failure by our Partners, vendors, service providers, or Partners’ customers, to comply with applicable laws or regulations or any other obligations relating to privacy, cybersecurity, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of personal information or other data relating to consumers or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing Partners from working with us, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition, and results of operations. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition, and results of operations.
A heightened regulatory and enforcement environment in the financial services industry may have an adverse impact on our Partners and our business.
Since the enactment of the Dodd-Frank Act, a number of substantial regulations affecting the supervision and operation of the financial services industry within the United States have been adopted, including those that establish the CFPB. The CFPB has issued guidance that applies to, and conducts direct examinations of, “supervised banks and nonbanks” as well as “supervised service providers”. In addition, the CFPB regulates consumer financial products and services. Certain of our Partners are also subject to regulation by federal and state authorities and, as a result, could pass through some of those compliance obligations to us.
To the extent this oversight or regulation negatively impacts our Partners, our business, financial condition, and results of operations could be adversely affected because, among other matters, our Partners could have less capacity to purchase products and services from us, could decide to avoid or abandon certain lines of business, or could seek to pass on increased costs to us by re-negotiating their agreements with us. Additional regulation, examination, and oversight of us could require us to modify the manner in which we contract with or provide products and services to our Partners, require us to invest additional time and resources to comply with such oversight and regulations, or limit our ability to update our existing products and services, or require us to develop new ones. Any of these events, if realized, could adversely affect our business, financial condition, and results of operations. The heightened enforcement environment includes a recent initiative by the Department of Justice Civil Rights Division, the CFPB and bank regulators to focus on “digital redlining” resulting from purportedly biased underwriting algorithms.
If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements, our activities may be restricted, and our ability to conduct business could be materially adversely affected.
If the Company were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business. The Investment Company Act contains substantive legal requirements that regulate the manner in which an “investment company” is permitted to conduct its business activities.

The Investment Company Act defines an “investment company” as, in pertinent part, an issuer that holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or, absent an applicable exemption, owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. However, an issuer engaged primarily, directly or through a wholly-owned subsidiary or subsidiaries (that themselves are not investment companies or relying on an exclusion from the definition of “investment company” set out in Sections 3(c)(1) or 3(c)(7)), in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities is excluded from the definition of “investment company.”
The Company currently holds interests in securitization transactions in order to satisfy U.S. risk retention requirements, which in the aggregate exceed 40% of our assets (exclusive of U.S. government securities and cash items) reflected on our balance sheet. Nonetheless, we believe that we are engaged primarily in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities and we have conducted, and intend to continue to conduct, our business in a manner that does not result in us being characterized as an investment company. We believe that we are engaged primarily in the business of developing and implementing proprietary AI technology and related software solutions to assist Partners to originate loans and other assets with more effective credit decision-making processes, and sponsoring, managing and/or administering Financing Vehicles; and we are not in the business of investing, reinvesting or trading in securities. We also believe that our primary source of income is fees earned in exchange for the provision of services and not income on investment securities. However, to avoid being deemed an investment company, we may decide to forego attractive opportunities to expand our business.
If we are deemed to be an investment company under the Investment Company Act, including as a result of changes in our business in the future (although no such changes are currently anticipated), we may be required to institute burdensome compliance requirements, restricting our activities in a way that could adversely affect our business, financial condition and results of operations. The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to continue to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. However, if anything were to happen that would cause us to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted. Compliance with the requirements of the Investment Company Act applicable to registered investment companies may make it difficult for us to continue our current operations and could materially and adversely affect our business, financial condition and results of operations. If we were ever deemed to be in noncompliance with the Investment Company Act, we could also be subject to various penalties, including administrative or judicial proceedings that might result in censure, fine, civil penalties, cease-and-desist orders or other adverse consequences, as well as private rights of action, any of which could materially adversely affect our business.
The SEC oversees and directly regulates the activities of a subsidiary that is a registered investment adviser under the Investment Advisers Act.
The Investment Advisers Act imposes specific restrictions on an investment adviser’s ability to conduct its investment advisory business and operations. Our registered investment adviser and certain other parts of our business are subject to additional requirements that cover, among other things, disclosure of information about our business to Partners and Asset Investors; maintenance of written compliance policies and procedures; conflicts of interest; agency and principal transactions; maintenance of extensive books and records; restrictions on the types of fees we may charge, including network AI fees; solicitation arrangements; maintaining effective compliance programs; custody of client assets; client privacy; advertising; and proxy voting. Under the Investment Advisers Act, an investment adviser (whether or not registered under the Investment Advisers Act) has fiduciary duties to its clients. The SEC has interpreted these duties to impose standards, requirements and limitations on, among other things, trading for proprietary, personal and client accounts; conflicts of interest; allocations of investment opportunities among clients or other services that help managers make investment decisions; execution of transactions; and recommendations to clients. One of our subsidiaries is subject to regular examinations by the SEC and as a newly registered investment adviser in 2021, it has not yet undergone a routine examination. Any adverse findings resulting from such examination may result in administrative enforcements or significant reputational harm. Failure to comply with the obligations imposed by the Investment Advisers Act could result in investigations, sanctions, restrictions on the activities of us or our personnel and reputational damage.
We and the Financing Vehicles rely on complex exemptions from statutes in conducting the funding component of our business.
We regularly rely on exemptions from various requirements of the Securities Act, the Exchange Act, the Investment Company Act, the Commodity Exchange Act and the U.S. Employee Retirement Income Security Act of 1974, as amended, in conducting the funding component of our business with the Financing Vehicles. The requirements imposed by regulators are designed primarily to ensure the integrity of the financial markets and to protect asset investors and are not designed to protect our shareholders. Consequently, these regulations often serve to limit our activities and impose burdensome compliance requirements. These exemptions are highly complex, the application to our business and Financing Vehicles can be ambiguous and may in certain circumstances depend on compliance by third parties whom we do not control. If for any reason these exemptions were to become unavailable to us, or their applicability challenged, we could become subject to regulatory action or third party claims and our business could be materially and adversely affected.
Securitizations expose us to certain risks, and we can provide no assurance that we will be able to access the securitization market in the future, which could materially and adversely affect our ability to execute on our business plan.
We have sponsored the securitizations, and may in the future sponsor securitizations, of certain assets acquired from our Partners by the Financing Vehicles. In asset-backed securities transactions, a special purpose entity (or “SPE”), which we administer, purchases pools of assets from certain of our Partners. Concurrently, each securitization SPE typically issues notes and certificates pursuant to the terms of indentures and trust agreements. The securities issued by the SPEs in securitization vehicles transactions are each secured by the pool of assets owned by the applicable SPE. We may retain equity interests in the SPEs, which are residual interests in that they entitle the equity owners of such SPEs, including us, to a certain proportion of the residual cash flows, if any, from the loans and any assets remaining in such SPEs once the securities are satisfied and paid in full. Further, we, as securitization sponsor or through a majority-owned affiliate, will hold either an eligible horizontal interest in the most subordinate class of securities or an eligible vertical interest of a portion of each class of securities offered to satisfy U.S. risk retention requirements, and we may purchase securities in excess of the amount required pursuant to U.S. risk retention rules. As a result of challenging credit and liquidity conditions, the value of the subordinated securities that we retain or other transaction participants purchase in such SPEs might be reduced or, in some cases, eliminated.
During periods of financial disruption, such as the financial crisis that began in 2008 and the COVID-19 pandemic that began in early 2020, the securitization market has been constrained or has contracted, and this could occur again in the future. In addition, other matters, such as (i) accounting standards applicable to securitization transactions and (ii) capital and leverage requirements applicable to banks and other regulated financial institutions holding asset-backed securities, could result in decreased investor demand for securities issued through our securitization transactions, or increased competition from other institutions that undertake securitization transactions. In addition, compliance with certain regulatory requirements, including the Dodd-Frank Act, the Investment Company Act and the so-called “Volcker Rule,” may affect the type of securitizations that we are able to complete or limit our ability to effect securitization transactions entirely. Recent deterioration in the securitization markets and potential future declines may materially impact our revenues, income and cash flow. In particular, certain of our historical Financing Vehicles have had substantially higher delinquencies when compared to similar securitizations of our 2020 vintage, which may result in a decline in our revenue, income and cash flow.
If it is not possible or economical for us to securitize consumer credit assets in the future, we would need to seek alternative financing to support our business and the products and services we provide to our Partners. Such funding may be unavailable on commercially reasonable terms, or at all. If the cost of such purchasing consumer credit assets were to be higher than that of our securitizations, the fair value of the consumer credit assets would likely be reduced, which would negatively affect the investment performance of certain of the Financing Vehicles and our results of operations. If we are unable to access such alternative financing, our ability to direct the purchase of consumer credit assets by securitization vehicles and our results of operations, financial condition and liquidity would be materially adversely affected.
Pursuant to the terms of the securitization transaction documents, we may be entitled to excess amounts, if any, generated by the sale of securitization notes and certificates to asset investors, which represents a significant source of our earnings. We cannot assure you that the Financing Vehicles will continue to purchase consumer credit assets or that they will continue to purchase assets in transactions that generate the same excess cash flow, spreads and/or fees that have historically been purchased.
Potential asset investors may also reduce the prices they are willing to pay for the securitization notes and/or certificates they purchase during periods of economic slowdown or recession to compensate for any increased risks. A reduction in the sale price of the securitization notes and/or certificates would negatively impact our operations and returns. Any sustained decline in demand for consumer credit assets, or any increase in delinquencies, defaults or losses that result from economic downturns, may also reduce the price we receive on securitization notes and/or certificates, which would harm our business, financial condition and results of operations.
We are subject to anti-corruption, anti-bribery, anti-money laundering, economic and trade sanctions and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.
We may be subject to certain economic and trade sanctions laws and regulations, export control and import laws and regulations, including those that are administered by OFAC, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the Israeli Ministry of Defense, the Israeli Ministry of Finance, and other relevant governmental authorities.
We are also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the United Kingdom Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760-2000 and other anti-bribery laws in countries in which we conduct our activities. These laws generally prohibit companies, their employees and third-party intermediaries from authorizing, promising, offering, providing, soliciting or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector. In addition, the FCPA’s accounting provisions require us to maintain accurate books and records and a system of internal accounting controls. We have policies, procedures, systems, and controls designed to promote compliance with applicable anti-corruption laws.
As we increase and scale our business, we may engage with business partners and third-party intermediaries to market our solutions and obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, Partners, asset investors and agents, even if we do not authorize such activities.
Our Partners may have customers, or asset investors may be, in jurisdictions that are subject to economic and financial sanctions programs or trade embargoes maintained by the United States (including sanctions administered by OFAC), Israel (including the Israeli Trade with the Enemy Ordinance, 1939, the Israeli Defense Export Control Law, 5767-2007, the Israeli Import and Export Order (Control of Dual-Purpose Goods, Services and Technology Exports), 5767-2006 and other sanctions laws and specialized lists), the European Union, the United Kingdom, and other applicable jurisdictions. These sanctions generally prohibit the sale of products or provision of services to jurisdictions subject to a full embargo (“Sanctioned Countries”) and to sanctioned parties. We have taken steps to avoid having transactions with those in Sanctioned Countries and have implemented various control mechanisms designed to prevent unauthorized dealings with Sanctioned Countries or sanctioned parties going forward. Although we have taken precautions to prevent our solutions from being provided, deployed or used in violation of sanctions laws, due to the remote nature of our solutions and the potential for manipulation using virtual private networks, we cannot assure you that our policies and procedures relating to sanctions compliance will prevent any violations. If we are found to be in violation of any applicable sanctions regulations laws and regulations, it could result in significant fines or penalties and possible incarceration for responsible employees and managers, as well as reputational harm and loss of business.

Despite our compliance efforts and activities, there can be no assurance that our employees or representatives will comply with the relevant laws and we may be held responsible. Non-compliance with anti-corruption, anti-money laundering, export control, economic and trade sanctions and other trade laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are initiated, governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. As a general matter, enforcement actions and sanctions could harm our business, financial condition and results of operations.
As the political and regulatory framework for AI technology and machine learning evolves, our business, financial condition and results of operations may be adversely affected.
The political and regulatory framework for AI technology and machine learning is evolving and remains uncertain. It is possible that new laws and regulations will be adopted in the United States, or existing laws and regulations may be interpreted in new ways, that would affect the operation of our network and the way in which we use AI technology and machine learning, including with respect to lending laws, fair lending laws and model risk management guidance. In the last year, the CFPB has increased its focus on financial institutions that rely on AI technology in their business and has sent requests for information to various companies to better understand the use of AI technology and machine learning by financial institutions. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations. In addition, a number of U.S. lawmakers have stated that algorithmic underwriting technologies may result in disparate impact discrimination and urged consumer regulatory agencies to increase enforcement actions where necessary to ensure that consumer lending technology is not being used to discriminate or exacerbate existing biases. Accordingly, we face a risk that the use of machine learning in our models, or one or more variables in our model, could be deemed to have resulted in a “disparate impact” on protected groups. Such a result would require us to revise the loan decisioning model in a manner that might generate lower approval rates or higher credit losses.
If obligations by one or more Partners that utilize our network were subject to successful challenge that the Partner was not the “true lender,” such obligations may be unenforceable, subject to rescission or otherwise impaired, we or other program participants may be subject to penalties, and/or our commercial relationships may suffer, each of which would adversely affect our business, financial condition and results of operations.
Obligations are originated by our Partners in reliance on the fact that our Partners or their bank partners (if applicable) are the “true lenders” for such obligations rather than us or our Partners (if applicable). That true lender status determines various program details, including that we do not hold licenses required solely for being the party that extends credit to consumers, among other requirements. Because the obligations facilitated with the assistance of our AI technology are originated by our Partners or their bank partners, many state consumer financial regulatory requirements, including usury restrictions (other than the restrictions of the state in which a Partner originating a particular obligation is located) and many licensing requirements and substantive requirements under state consumer credit laws, are treated as inapplicable based on principles of federal preemption or express exemptions provided in relevant state laws for certain types of financial institutions or obligations they originate.
Certain recent litigation and regulatory enforcement activities have challenged, or are currently challenging, the characterization of certain Partners or their bank partners as the “true lender” in connection with programs involving origination relationships between a bank partner and non-bank lending network or program manager. For example, the Colorado Administrator has entered into a settlement agreement with certain banks and nonbanks that addresses this true lender issue. Specifically, the settlement agreement sets forth a safe harbor indicating that a bank is the true lender if certain specific terms and conditions are met. However, other states could also bring lawsuits based on these types of relationships. For example, on June 5, 2020, the Washington, DC Attorney General filed a lawsuit against online lender Elevate Credit International Limited (“Elevate”) for allegedly deceptively marketing high-cost loans with interest rates above the Washington, DC usury cap. The usury claim is based on an allegation that Elevate, which was not licensed in Washington, DC, and not its partner bank, originated these loans, and was therefore in violation of the state’s usury laws.
Pursuant to the Congressional Review Act, Congress and the executive branch have repealed the Office of the Comptroller of the Currency’s (the “OCC”) True Lender Rule, which deemed a national bank that funded a loan or was named as the lender in an agreement the “true lender.” Under the Congressional Review Act, the OCC is barred from promulgating a substantially similar rule. Accordingly, how regulators and courts will apply and interpret laws relevant to the “true lender” issue is unclear.
There have been no formal proceedings against us or the Financing Vehicles or indication of any such proceedings to date, but there can be no assurance that the Colorado Administrator will not make assertions similar to those made in its present actions with respect to the obligations facilitated with the assistance of our network in the future.
It is also possible that other state agencies or regulators could make similar assertions. If a court, or a state or federal enforcement agency were to deem us, rather than our Partners, to be the “true lender” for obligations originated by our Partners on our network, and if for this reason (or any other reason) the obligations were deemed subject to and in violation of certain state consumer finance laws, we (or the Financing Vehicles) could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas) and other penalties or consequences, and the obligations could be rendered void or enforceable in whole or in part, any of which could have a material adverse effect on our business (directly, or as a result of adverse impact on our relationships with our Partners, asset investors or other commercial counterparties).
If assets originated by our Partners were found to violate the laws of one or more states, whether at origination or after sale by our Partners, assets acquired, directly or indirectly, by the Financing Vehicles may be unenforceable or otherwise impaired, we (or the Financing Vehicles) may be subject to, among other things, fines and penalties, and/or our commercial relationships may suffer, each of which would adversely affect our business and results of operations.
When establishing the interest rates and structures (and the amounts and structures of certain fees constituting interest under federal banking law, such as origination fees, late fees and non-sufficient funds fees) that are charged by our Partners on assets originated with the assistance of our AI technology, our Partners (or their bank partners) rely on certain authority under federal law to export the interest rate permitted in the state where each Partner (or its bank partners) is located to their customers in all other states. Further, certain of our Partners and Asset Investors rely on the ability of subsequent holders to continue charging such rate with such fee structures and enforce other contractual terms agreed to by our Partners (or their bank partners), which are permissible under federal banking laws following the acquisition of the assets. The current annual percentage rates of the assets facilitated with the assistance of our technology network typically range up to 36%. In some states, the interest rates of certain loans exceed the maximum interest rate permitted for consumer loans made by non-bank lenders to customers residing in, or that have nexus to, such states. In addition, the rate structures for assets may not be permissible in all states for non-bank lenders and/or the amount or structures of certain fees charged in connection with assets may not be permissible in all states for non-bank lenders.
Usury, fee and disclosure-related claims involving loans may be brought or raised in multiple ways. Program participants may face litigation, government enforcement or other challenge, for example, based on claims that bank lenders did not establish loan terms that were permissible in the state such participants were located or did not correctly identify the home or host state in which they were located for purposes of interest exportation authority under federal law. Alternatively, we, our non-bank Partners or Asset Investors may face litigation, government enforcement or other challenge, for example, based on claims that rates and fees were lawful at origination, but that subsequent purchasers were unable to enforce the loan pursuant to its contracted-for terms, or that certain disclosures were not provided at origination because while such disclosures are not required of banks, they may be required of non-bank lenders.
In Madden v. Midland Funding, LLC, 786 F.3d 246 (2d Cir. 2015), cert. denied, 136 S. Ct. 2505 (June 27, 2016), for example, the U.S. Court of Appeals for the Second Circuit held that the non-bank purchaser of defaulted credit card debt could not rely on preemption standards under the National Bank Act applicable to the originator of such debt in defense of usury claims.
The extent to which other courts will apply the Second Circuit’s Madden decision remains subject to clarification. For example, the Colorado Administrator of the Colorado Uniform Consumer Credit Code (the

“UCCC”), reached a settlement with respect to complaints against two online lending platforms, including with respect to the role of partners and sale of assets to investors. The complaints included, among other claims, allegations, grounded in the Second Circuit’s Madden decision, that the rates and fees for certain loans could not be enforced lawfully by non-bank purchasers of bank-originated loans. Under the settlement, these banks and non-Partners committed to, among other things, limit the APR on loans to Colorado consumers to 36% and to take other actions to ensure that the banks were in fact the true lenders. The nonbanks also agreed to obtain and maintain a Colorado lending license. In Colorado, this settlement should provide a helpful model for what constitutes an acceptable Partnership model. However, the settlement may also invite other states to initiate their own actions, and set their own regulatory standards through enforcement.
As noted above, federal prudential regulators have also taken actions to address the Madden decision. On May 29, 2020, the OCC issued a final rule reaffirming the “valid when made” doctrine. This ruling affirms that when a national bank or savings association sells, assigns, or otherwise transfers a loan, interest permissible before the transfer continues to be permissible after the transfer. That rule took effect on August 3, 2020. Similarly, the FDIC finalized on June 25, 2020 its 2019 proposal declaring that the interest rate for a loan is determined when the loan is made, and will not be affected by subsequent events. A number of states have filed suits seeking to invalidate these rules on the grounds that the OCC and FDIC exceeded their authority when promulgating those rules. Notably, on February 8, 2022 the District Court for the Northern District of California granted summary judgment in favor of the OCC and FDIC against state claims that the valid when made rules adopted by the FDIC and OCC were invalid; however, future court interpretations of these federal rules are uncertain.
There are factual distinctions between our programs and the circumstances addressed in the Second Circuit’s Madden decision, as well as the circumstances in the Colorado Uniform Consumer Credit Code settlement, credit card securitization litigation, and similar cases. As noted above, there are also bases on which the Madden decision’s validity might be subject to challenge or the Madden decision may be addressed by federal regulation or legislation. Nevertheless, there can be no guarantee that a Madden-like claim will not be brought successfully against us or the Financing Vehicles.
If a borrower or any state agency were to successfully bring a claim against us, our Partners, a Financing Vehicle, the managers or administrators of such vehicles or asset investors for a state usury law or fee restriction violation and the rate or fee at issue on the loan was impermissible under applicable state law, we, our Partners, Financing Vehicles, administrators or such asset investors may face various commercial and legal repercussions, including that such parties would not receive the total amount of interest expected, and in some cases, may not receive any interest or principal, may hold assets that are void, voidable, rescindable, or otherwise impaired, or may be subject to monetary, injunctive or criminal penalties. Were such repercussions to apply to us, we may suffer direct monetary loss or may be a less attractive candidate for our Partners, Financing Vehicle administrators or asset investors with which to enter into or renew relationships. We may also be subject to payment of damages in situations where we agreed to provide indemnification to our Partners or Financing Vehicles, as well as fines and penalties assessed by state and federal regulatory agencies.
The CFPB has at times taken expansive views of its authority to regulate consumer financial services, creating uncertainty as to how the agency’s actions or the actions of any other new government agency could adversely affect our business, financial condition and results of operations.
The CFPB has broad authority to create and modify regulations under federal consumer financial protection laws and regulations, such as the Truth in Lending Act and Regulation Z, the Equal Credit Opportunity Act (“ECOA”) and Regulation B, the Fair Credit Reporting Act and Regulation V, the Electronic Funds Transfer Act and Regulation E, among other laws, and to enforce compliance with those laws. The CFPB supervises banks, thrifts and credit unions with assets over $10 billion and examines certain of our Partners. Further, the CFPB is charged with the examination and supervision of certain participants in the consumer financial services market, including payday lenders, private education lenders, and larger participants in other areas of financial services. The CFPB is also authorized to prevent “unfair, deceptive or abusive acts or practices” through its rulemaking, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including our financial products. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus. The CFPB may also request reports concerning our organization, business conduct, markets and activities and conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, including through its complaint system, that we were engaging in activities that pose risks to consumers.
There is uncertainty about the future of the CFPB and as to how its strategies and priorities, including for both its examination and enforcement processes, will impact our business and our results of operations going forward. Evolving views regarding the use of machine learning and alternative variables in assessing credit risk could result in the CFPB taking actions that result in requirements to alter or cease offering affected financial products and services, making them less attractive and restricting our ability to offer them. The CFPB could implement regulations that restrict our effectiveness in providing our financial products and services or reduce the profitability of those products and services.
Although we have committed resources to enhancing our compliance programs, future actions by the CFPB (and/or other regulators) against us, our Partners or our competitors could discourage the use of our services or those of our Partners, which could result in reputational harm, a loss of our Partners, our Partners’ customers or asset investors, or discourage the use of our or their services and adversely affect our business. If the CFPB changes regulations that were adopted in the past by other regulators and transferred to the CFPB by the Dodd-Frank Act, or modifies through supervision or enforcement past regulatory guidance or interprets existing regulations in a different or stricter manner than they have been interpreted in the past by us, the industry or other regulators, our compliance costs and litigation exposure could increase materially. This is particularly true with respect to the application of ECOA and Regulation B to credit risk models that rely upon machine learning and alternative variables, an area of law where regulatory guidance is currently uncertain and still evolving, and for which there are not well-established regulatory norms for establishing compliance. If future regulatory or legislative restrictions or prohibitions are imposed that affect our ability to offer certain of our products or that require us to make significant changes to our business practices, and if we are unable to develop compliant alternatives with acceptable returns, these restrictions or prohibitions could have a material adverse effect on our business. If the CFPB were to pursue an enforcement action against us or one or more of our Partners, this could also directly or indirectly adversely affect our business, financial condition and results of operations.
Our compliance and operational costs and litigation exposure could increase if and when the CFPB amends or finalizes any proposed regulations, including the regulations discussed above or if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret or enforce existing regulations in a manner different or stricter than have been previously interpreted.
We may be subject to regulatory risks related to our operation in Israel.
While we operate and manage significant business activities from our headquarters in Israel, and source part of the financing for the Financing Vehicles from Israeli asset investors, we do not deliberately target the Israeli consumer market, do not actively promote or market our services or products to Israeli consumers, and do not solicit funding from non-accredited Israeli investors, except with respect to a limited number of non-accredited Israeli investors available under applicable Israeli securities laws. We believe we are not required to hold any specific licenses in Israel and have not applied for any such licenses, since we believe that our activity is either not regulated under Israeli law or performed in reliance on applicable exemptions from the relevant regulation. Nevertheless, in view of the complexity and novelty of our business model and the fact that investment funds activity is not specifically regulated in Israel, uncertainty exists with respect to various regulatory matters, and we are exposed to the risk that an Israeli regulatory authority or agency (including the Israel Securities Authority, the Israel Capital Markets, Insurance and Savings Authority or the Bank of Israel) determines that our conduct is not in compliance with local laws or regulations or requires local licensing, including pursuant to the Israeli Regulation of Investment Advice, Investment Marketing and Portfolio Management Law, 5755-1995, the Joint Investments in Trust Law, 5754-1994, the Law for the Regulation of the Activity of Credit Rating Companies, 5774-2014, the Supervision of Financial Services (Regulated Financial Services) Law, 5776-2016, or the Banking (Licensing) Law, 5741-1981.
Failure to comply with relevant licensing or other regulatory requirements could lead to reputational damage to Pagaya, limit our ability to grow or continue to operate our business in Israel, negatively impact our relationships with Israeli regulators and expose us to the risk of fines, penalties and sanctions.

Uncertainty and instability resulting from the conflict between Russia and Ukraine could adversely affect our business, financial condition and operations.
In late February 2022, Russian military forces launched significant military action against Ukraine, and continued sustained conflict and disruption in the region is likely. It is not possible to predict the broader or longer-term consequences of this conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. In response to Russia’s invasion of Ukraine, the United States, the United Kingdom, the European Union and several other countries have imposed or are imposing far-reaching sanctions and export control restrictions on Russian entities and individuals. These and any additional sanctions, as well as any counter responses by the governments of Russia or other jurisdictions, and prolonged unrest, intensified military activities and/or the implementation of more extensive sanctions could adversely affect the global financial markets generally and levels of economic activity as well as increase financial markets volatility.
Although we do not have any employees, staff, consultants, operations, materials or equipment located in Ukraine, Russia or Belarus, some of our customers, suppliers and Partners may have employees, staff, consultants, operations, materials or equipment located in Ukraine, Russia or Belarus which could adversely affect our business or the services being provided to us.
Cybersecurity organizations in many countries have published warnings of increased cybersecurity threats to businesses, and external events, like the conflict between Russia and Ukraine, may increase the likelihood of cybersecurity attacks. We or our customers, suppliers and Partners may be subject to retaliatory cyberattacks perpetrated by Russia or others at its direction in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. In response to the conflict between Russia and Ukraine, we have blocked all incoming internet traffic from Russia, Ukraine and Belarus, including the ability to log-in to Pagaya systems from such countries (and has provided unique access to one employee of a subcontractor via a dedicated solution). In addition, we are taking additional extensive measures of monitoring any potential abnormal behavior coming from Russia, Ukraine or Belarus that may directly or indirectly affect us. Any failure or security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation or a loss of confidence in our security measures, which could also adversely affect our business.
These and other global and regional conditions may adversely affect our business, financial condition and results of operations.
Risks Related to Our Operations in Israel
Conditions in Israel and relations between Israel and other countries could adversely affect our business.
We are incorporated under the laws of the State of Israel, and our major corporate office and certain of our facilities are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region directly affect our business and operations and could materially and adversely affect our ability to continue to operate from Israel. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our ability to continue our operations could be materially adversely affected.
In recent years, Israel has been engaged in sporadic armed conflicts with terrorist groups, including those that control the Gaza Strip and other regions close to Israel. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip, Lebanon and Syria against civilian targets in various parts of Israel, including areas in which our employees and independent contractors are located, which negatively affected business conditions in Israel. Any hostilities involving Israel, regional political instability or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our operations and results of operations.
Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of property damage and certain direct and indirect damages that are caused by terrorist attacks or acts of war, such coverage would likely be limited, may not be applicable to our business (either due to the geographic location of our offices or the type of business that we operate) and may not reinstate our loss of revenue or economic losses more generally.

Furthermore, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages, or whether such coverage would be timely provided. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.
Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictive laws and policies, or significant downturn in the economic or financial condition of Israel, could materially and adversely affect our operations and product development, and could cause our sales to decrease.
A large concentration of our staff resides in Israel and many of our employees and independent contractors in Israel are required to perform military reserve duty, which may disrupt their work for us.
Many of our employees and independent contractors, including certain of our Founders and certain members of our management team, operate from our headquarters that are located in Tel-Aviv, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations.
In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, particularly if such call-ups include the call-up of members of our management, given the current shortage of talent in Israel due to the recent acceleration of activity in startups, especially in the technology space. Such disruption could materially and adversely affect our business, financial condition and results of operations.
Your rights and responsibilities as our shareholder will be governed by Israeli law, which differs in some respects from the law governing the rights and responsibilities of shareholders of U.S. corporations.
We were incorporated under Israeli law and the rights and responsibilities of our shareholders are governed by the Pagaya Articles as in effect from time to time and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S. and other non-Israeli corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company has a duty to act in fairness towards the company. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.
Provisions of Israeli law and the Pagaya Articles may delay, prevent, or make undesirable an acquisition of all or a significant portion of our shares or assets.
Provisions of Israeli law and the Pagaya Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for Pagaya Ordinary Shares. Among other things:
•	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;
•
Israeli corporate law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

•	Israeli corporate law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;
•	the dual class structure of Pagaya Ordinary Shares concentrates voting power with certain Pagaya Shareholders—in particular, our Founders;
•	the Pagaya Articles divide our directors into three classes, each of which is elected once every three years;
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the Pagaya Articles generally require a vote of a majority of the voting power represented at a general meeting of the Pagaya Shareholders in person or by proxy and voting thereon, as one class (a “simple majority”), and the amendment of a limited number of provisions—such as the provision regarding the size of the Pagaya Board, the provision dividing our directors into three classes, the provision that sets forth the procedures and the requirements that must be met in order for a Pagaya Shareholder to require Pagaya to include a matter on the agenda for a general meeting of the Pagaya Shareholders and the provisions relating to the election and removal of members of the Pagaya Board and empowering the Pagaya Board to fill vacancies on the Pagaya Board—require a supermajority vote of the holders of 75% of the total voting power of Pagaya Shareholders if no Class B Ordinary Shares remain outstanding (or a simple majority so long as Class B Ordinary Shares remain outstanding);

•
the Pagaya Articles do not permit a director who is a member of one of the three staggered classes to be removed other than in the annual general meeting in which the term of such class expires, except in special circumstances of incapacity or ineligibility (and in the case of other directors, such as those appointed by the Pagaya Board to fill vacancies, do not permit a director to be removed by shareholders except by a vote of the holders of at least 75% of the total voting power of Pagaya Shareholders if no Class B Ordinary Shares remain outstanding, or a simple majority so long as Class B Ordinary Shares remain outstanding); and

•	the Pagaya Articles provide that director vacancies may be filled by the Pagaya Board.
Further, Israeli tax considerations may make potential transactions undesirable to us or some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including, a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.
The Pagaya Articles contain a forum selection clause for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to bring claims and proceedings against us, our directors, officers, and other employees and independent contractors. It may be difficult to enforce a U.S. judgment against Pagaya or its officers, directors or employees in Israel or the United States, to assert a U.S. securities laws claim in Israel or serve process on our officers, directors and employees.
The Pagaya Articles provide that unless Pagaya consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Except as set forth in the preceding sentence, the Pagaya Articles also provide that, unless Pagaya consents in writing to the selection of an alternative forum, the competent courts in Tel-Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of Pagaya, (ii) any action asserting a breach of a fiduciary duty owed by any of Pagaya’s directors, officers or other employees to Pagaya or its shareholders or (iii) any action asserting a claim arising pursuant to any provision of the Pagaya Articles, the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act, the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. Such exclusive forum provision in the Pagaya Articles will not relieve Pagaya of its duties to comply with U.S. federal securities laws and the rules and regulations thereunder, and Pagaya Shareholders will not be deemed to have waived Pagaya’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with Pagaya or its directors, officers or other employees, which may discourage lawsuits against Pagaya, its directors, officers and employees. However, the enforceability of similar forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in the Pagaya Articles.
Risks Related to Being a Public Company
Our management team has limited experience managing a public company.
Our management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. As a result, these executives may not successfully or efficiently manage their roles and responsibilities, and we are subject to significant regulatory oversight, reporting obligations under U.S. and international securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could result in less time being devoted to our management, growth and the achievement of our operational goals.
In addition, we may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. We are in the process of upgrading our finance and accounting systems and related controls to an enterprise system suitable for a public company, and a delay could impact our ability to or prevent us from timely reporting our operating results or timely filing reports with the SEC. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. We may need to significantly expand our employee and independent contractor base in order to support our operations as a public company, increasing our operating costs. Failure to adequately comply with the requirements of being a public company could adversely affect our business, financial condition and results of operation.
Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to our effectiveness, which could have a significant and adverse effect on our business and reputation. Our current controls and any new controls that we develop may be inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended and anticipate that we will continue to expend significant resources, including accounting-related costs, and to provide significant management oversight. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information.
We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.
As a public company that qualifies as a foreign private issuer, we are subject to certain of the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act and other requirements by Nasdaq. The Exchange Act requires the filing of annual reports on Form 20-F and current reports on Form 6-K with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Our management team and many of our other employees and independent contractors will need to devote substantial time to compliance and may not effectively or efficiently manage our transition into a public company. See “—Our management team has limited experience managing a public company.”
As a result of these rules and regulations, we may incur substantial legal and financial compliance costs and some activities may become more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

In addition to the above, we expect that compliance with these requirements will increase our legal and financial compliance costs. We have made, and will continue to make, changes to our financial management control systems and other areas to manage our obligations as a public company, including corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. Implementation of such changes is costly, time-consuming and, even if implemented, may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could negatively affect the trading price of our securities.
As a “foreign private issuer” under applicable securities laws and regulations, we are permitted to, and may, file less or different information with the SEC than a listed public company incorporated in the United States, and we may follow certain home country governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.
We are considered a “foreign private issuer” under the Exchange Act and are therefore exempt from certain rules under the Exchange Act. Moreover, we are not required to file certain periodic reports at all, and we are not required to file other periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. issuers with securities registered under the Exchange Act. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Accordingly, you may receive less or different information about us than you currently receive with regard to EJFA or that you would receive about a U.S. issuer.
In addition, as a “foreign private issuer” with ordinary shares listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. A “foreign private issuer” must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply, followed by a description of its applicable home country practice. We currently follow the corporate governance requirements of Nasdaq. However, we cannot make any assurances that we will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow us to follow our home country practice. Unlike the requirements of Nasdaq, there are currently no mandatory corporate governance requirements in Israel that would require us to (i) have a majority of our board of directors be independent, (ii) establish a nominating/governance committee, or (iii) hold regular executive sessions where only independent directors may be present. Such Israeli home country practices may afford less protection to holders of Pagaya Ordinary Shares.
We could lose our status as a “foreign private issuer” under applicable securities laws and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. Holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a “foreign private issuer” in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file with the SEC periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.
We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, Pagaya Ordinary Shares may be less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find Class A Ordinary Shares less attractive because we will rely on these exemptions, which permit delaying adoption of new or revised accounting standards until such time as those standards apply to us and reduced disclosure obligations regarding executive compensation. If some investors find Class A Ordinary Shares less attractive as a result, there may be a less active trading market and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the EJFA IPO, (b) in which we have total annual gross revenues of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of Pagaya Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last day of the second fiscal quarter of such fiscal year, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.
We do not intend to pay cash dividends for the foreseeable future.
We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends to shareholders in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in the Companies Law and in future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant. As a result, you may not receive any return on an investment in Class A Ordinary Shares unless you sell Class A Ordinary Shares for a price greater than that which you paid for them.
If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, our share price and trading volume could decline.
The trading market for Class A Ordinary Shares will depend in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade Class A Ordinary Shares or publish inaccurate or unfavorable research about our business, the price of Class A Ordinary Shares may decline. If few analysts cover us, demand for Class A Ordinary Shares could decrease, and the trading volume of Class A Ordinary Shares trading volume may decline. Similar results may occur if one or more of these analysts stop covering us in the future or fail to publish reports on us regularly.
Risks Related to Ownership of our Class A Ordinary Shares and Warrants
The price of the Class A Ordinary Shares and the price of the public warrants have been and may continue to be volatile.
The price of our Class A Ordinary Shares, as well as the price of the public warrants, have been and may continue to be volatile in the future. Our Class A Ordinary Shares and public warrants began trading on Nasdaq on June 23, 2022 and as such, are newly listed, have a limited public float and a short trading history to date. On August 2, 2022, the Class A Ordinary Shares experienced an intra-day trading high of $34.50 per share and a low of $25.50 per share. In addition, from June 23, 2022 to August 15, 2022, the closing price of Class A Ordinary Shares on Nasdaq ranged from as low as $2.53 to as high as $29.95 and daily trading volume ranged from approximately 51,333 to 66,396,600 shares. During this time, we have not experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume. These broad market fluctuations may adversely affect the trading price of the Class A Ordinary Shares. In particular, a large proportion of the Class A Ordinary Shares have been and may continue to be traded by short sellers which has put and may continue to put pressure on the supply and demand for the Class A Ordinary Shares, further influencing volatility in its market price. In addition, these and other external factors have caused and may continue to cause the market price and demand for the Class A Ordinary Shares to fluctuate substantially, which may limit or prevent our shareholders from readily selling their Class A Ordinary Shares and may otherwise negatively affect the liquidity of the Class A Ordinary Shares.
The price of Class A Ordinary Shares and the price of the public warrants may fluctuate due to a variety of factors, including, without limitation:
•	“short squeezes”;

•	comments by securities analysts or other third parties, including blogs, articles, message boards and social and other media;
•	changes in the industries in which we and our Partners operate;
•	developments involving our competitors;
•	changes in laws and regulations affecting our business;
•	variations in our operating performance and the performance of our competitors in general;
•	actual or anticipated fluctuations in our quarterly or annual operating results;
•	publication of research reports by securities analysts about us or our competitors or our industry;
•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•
actions by shareholders, including the sale by PIPE Investors of any of their Class A Ordinary Shares or a sale by shareholders should the removal of the restrictions based on the lock-up provision in the Merger be accelerated, or an increase or decrease in the short interest in Class A Ordinary Shares;

•	additions and departures of key personnel;
•	commencement of, or involvement in, litigation by or against Pagaya;
•	changes in our capital structure, such as future issuances of equity securities or the incurrence of debt;
•	the volume of Class A Ordinary Shares available for public sale; and
•
general economic and political conditions, such as interest rates, unemployment levels, conditions in the housing market, immigration policies, government shutdowns, trade wars and delays in tax refunds, as well as events such as natural disasters, acts of war, terrorism, catastrophes and pandemics.

These market and industry factors may materially reduce the market price of Class A Ordinary Shares and public warrants regardless of our operating performance.
It is reasonable to conclude that a “short squeeze” due to a sudden increase in demand for our Class A Ordinary Shares that largely exceeds supply has led to, and may continue to lead to, extreme price volatility in our Class A Ordinary Shares.
Investors may purchase our Class A Ordinary Shares to hedge existing exposure or to speculate on the price of our Class A Ordinary Shares. Speculation on the price of our Class A Ordinary Shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of the Class A Ordinary Shares available for purchase on the open market, investors with short exposure may have to pay a premium to repurchase the Class A Ordinary Shares for delivery to lenders of the Class A Ordinary Shares. Those repurchases may in turn dramatically increase the price of the Class A Ordinary Shares until additional Class A Ordinary Shares are available for trading or borrowing. This is often referred to as a “short squeeze.”
Although we do not have clarity as to the cause of the increased demand for our shares, there is a reasonable likelihood that a large proportion of the Class A Ordinary Shares have been and may continue to be traded by short sellers which may increase the likelihood that the Class A Ordinary Shares will be the target of a short squeeze. A short squeeze could continue to lead to volatile price movements in the Class A Ordinary Shares that are unrelated or disproportionate to our financial condition, results of operations or our future prospects and, once investors purchase the Class A Ordinary Shares necessary to cover their short positions, the price of the Class A Ordinary Shares may rapidly decline. Shareholders that purchase the Class A Ordinary Shares during a short squeeze may lose a significant portion of their investment.
Information available in public media that is published by third parties, including blogs, articles, message boards and social and other media, may include statements not attributable to the Company and may not be reliable or accurate.
We have received, and may continue to receive, an increasing degree of media coverage that is published or otherwise disseminated by third parties, including blogs, articles, message boards and social and other media.

This includes coverage that is not attributable to statements made by our officers or associates. Information provided by third parties may not be reliable or accurate and could materially impact the trading price of the Class A Ordinary Shares which could result in a substantial decrease in the value of shareholders’ investments.
Sales of our securities, or the perception of such sales, by us or holders of our securities in the public market or otherwise could cause the market price for our securities to decline and even in such case certain holders of our securities may still have an incentive to sell our securities.
The sale of our securities in the public market or otherwise, or the perception that such sales could occur, could harm the prevailing market price of shares of our securities. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell securities in the future at a time and at a price that it deems appropriate. Resales of our securities may cause the market price of our securities to drop significantly, even if our business is doing well.
Sales of a substantial number of our securities upon any future waivers or expiration of lock-up agreements entered into by our shareholders, or the perception that such sales may occur, could have a material and adverse effect on the trading price of our securities. For example, certain lock-up restrictions entered into in connection with the Transactions will expire in the six to twelve months following closing of the Transactions, or earlier if certain trading price thresholds are achieved. Sales of a substantial number of our securities in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could cause the market price of our securities to decline or increase the volatility in the market price of our securities.
Pursuant to registration rights we have with certain holders of our securities, we have filed a registration statement covering the resale of up to an aggregate of 672,960,733 shares of Class A Ordinary Shares (including Class A Ordinary Shares underlying public warrants, private placement warrants and Class B Ordinary Shares). The Class A Ordinary Shares being offered for resale in such registration statement exceeds the number of Class A Ordinary Shares constituting our public float, and represent approximately 287% of our public float (i.e., outstanding Class A Ordinary Shares held by non-affiliates of Pagaya) and approximately 81% of outstanding Class A Ordinary Shares as of August 15, 2022 (in each case, after giving effect to the issuance of Class A Ordinary Shares upon exercise of the public warrants and private placement warrants and the conversion of Class B Ordinary Shares into Class A Ordinary Shares).
Given this substantial number of shares available for resale, the sale of shares by such holders, or the perception in the market that holders of a large number of shares intend to sell shares, could increase the volatility of the market price of the Class A Ordinary Shares or result in a significant decline in the public trading price of Class A Ordinary Shares. Even if the trading price of Class A Ordinary Shares is significantly below $10.00, the offering price for the units offered in EJFA’s IPO, certain holders of Class A Ordinary Shares (or securities exercisable or convertible into Class A Ordinary Shares) may still have an incentive to sell Class A Ordinary Shares because they purchased the shares at prices lower than the public investors or the current trading price of our securities.
We may issue additional Class A Ordinary Shares from time to time, including under our equity incentive plans. Any such issuances would dilute the interest of our shareholders and likely present other risks.
We may issue additional Class A Ordinary Shares from time to time, including under our equity incentive plans or as part of an acquisition.
Class A Ordinary Shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to time-based and performance-based vesting conditions, Lock-Up Agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. We have filed a registration statement on Form S-8 under the Securities Act, which became effective on June 21, 2022, to register the issuance of 103,469,303 Class A Ordinary Shares issuable under the Pagaya Technologies, Inc. 2016 Equity Incentive Plan and Stock Option Sub-Plan for United States Persons, 259,506,365 Class A Ordinary Shares issuable under the Pagaya Technologies Ltd. 2021 Equity Incentive Plan and Stock Option Sub-Plan for United States Persons and 116,468,000 Class A Ordinary Shares issuable pursuant to Pagaya Technologies Ltd. 2022 Share Incentive Plan. In addition, we may file one or more registration statements on Form S-8 under the Securities Act to register additional Class A Ordinary Shares or securities convertible into or exchangeable for Class A Ordinary Shares issued pursuant to our equity incentive plans. Any future Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements may be immediately available for sale in the open market.
Because our decision to issue additional equity securities or debt securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, future capital raising efforts may reduce the market price of Class A Ordinary Shares and be dilutive to existing shareholders. In addition, our ability to raise additional capital through the sale of equity or convertible debt securities could be significantly impacted by the resale of our securities by their holders which could result in a significant decline in the trading price of our Class A Ordinary Shares and potentially hinder our ability to raise capital at terms that are acceptable to us or at all. In addition, a significant decline in the trading price of our Class A Ordinary Shares could potentially impact our ability to use equity securities as consideration in acquisitions.
Our public warrants are exercisable for Class A Ordinary Shares, the exercise of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.
Our public warrants to purchase an aggregate of 9,583,333 Class A Ordinary Shares became exercisable on July 22, 2022 in accordance with the terms of the warrant agreement. The exercise price of these warrants is $11.50 per share, or approximately $110.2 million in the aggregate, assuming none of the warrants are exercised through “cashless” exercise. To the extent such warrants are or have been exercised, additional Class A Ordinary Shares will be or were issued, which will result or has resulted in dilution to the holders of Class A Ordinary Shares and will increase or has increased the number of shares eligible for resale in the public market. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares. If the trading price for our Class A Ordinary Shares is less than $11.50 per share, we believe holders of our public warrants and private placement warrants will be unlikely to exercise their warrants. On August 15, 2022, the last reported sales price of our Class A Ordinary Shares was $22.68 per share and the last reported sales price of our public warrants was $0.80 per warrant. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Class A Ordinary Shares.
Future offerings of debt or equity securities may adversely affect the market price of our Class A Ordinary Shares.
In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including senior or subordinated notes and classes of preferred shares. If we decide to issue senior securities in the future, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Holders of senior securities may be granted specific rights, including the right to hold a perfected security interest in certain of our assets, the right to accelerate payments due under an indenture, rights to restrict dividend payments, and rights to require approval to sell assets. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences, and privileges more favorable than those of Class A Ordinary Shares and may result in dilution for the owners of our Class A Ordinary Shares. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Upon liquidation, holders of our debt securities and preferred shares, and lenders with respect to other borrowings, will receive a distribution of our available assets prior to the holders of the Class A Ordinary Shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of the Class A Ordinary Shares, or both. Any preferred shares we issue in the future could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our Class A Ordinary Shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. Thus, holders of our Class A Ordinary Shares bear the risk of our future offerings reducing the market price of Class A Ordinary Shares and diluting their shareholdings in us.
An active public trading market for our Class A Ordinary Shares may not develop or be sustained to provide adequate liquidity.
An active public trading market for our Class A Ordinary Shares may not develop or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your Class A Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your Class A Ordinary Shares. An inactive market may also impair our ability to raise capital by selling Class A Ordinary Shares and may impair our ability to acquire other companies by using our shares as consideration.
Risks Related to Tax
There can be no assurances that we will not be a passive foreign investment company (a “PFIC”) for any taxable year, which could subject U.S. Holders to significant adverse U.S. federal income tax consequences.
If we are or become a PFIC within the meaning of section 1297 of the Code for any taxable year during which a U.S. Holder (as defined in the section titled “U.S. Federal Income Tax Considerations”) holds Class A Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder. A non-U.S. corporation will generally be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income.
We do not believe that we were a PFIC for our taxable year ended December 31, 2021. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets (including goodwill) from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year and our U.S. counsel expresses no opinion regarding our PFIC status for any taxable year.
If we were to be treated as a PFIC, a U.S. Holder of Class A Ordinary Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred and additional reporting requirements. See “U.S. Federal Income Tax Considerations—Passive foreign investment company considerations.”
If we become a controlled foreign corporation for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. shareholders.
If a U.S. person is treated as owning (directly, indirectly, or constructively) at least 10 percent of the value or voting power of Class A Ordinary Shares, such person may be treated as a “U.S. shareholder” with respect to each of us and any of our direct and indirect foreign affiliates that is a “controlled foreign corporation” (“CFC”) for U.S. federal income tax purposes. If we have a U.S. subsidiary, certain of our non-U.S. subsidiaries could be treated as CFCs (regardless of whether or not we are treated as a CFC). A U.S. shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. Individual U.S. shareholders of a CFC are generally not allowed certain tax deductions or foreign tax credits that are allowed to corporate U.S. shareholders. Failure to comply with applicable reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurance that we will assist investors in determining whether we or any of our non-U.S. subsidiaries is treated as a CFC, whether any investor is treated as a U.S. shareholder with respect to any such CFC or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. Each U.S. investor should consult its advisors regarding the potential application of these rules to an investment in Class A Ordinary Shares.
We and the Financing Vehicles are subject to tax laws, tariffs and potential tax audits in multiple jurisdictions that could affect our financial results.
We and the Financing Vehicles are subject to tax laws, tariffs and potential tax audits in multiple jurisdictions. The application and interpretation of these laws in different jurisdictions affect our international operations in complex ways and are subject to change, and some changes may be retroactively applied. Our tax liabilities in the different countries where we operate depend, in part, on transfer pricing and administrative charges among us and our subsidiaries. These arrangements require us to make judgments with which tax authorities may disagree, potentially resulting in the assessment of material additional taxes, penalties, interest or other charges to resolve these issues.
The combination of the above factors may lead to an increased likelihood of tax audits with respect, among other things, to: (i) tax residence, (ii) trade or business activities and/or permanent establishment status in various jurisdictions, (iii) transfer pricing, (iv) CFC legislation, (v) taxation of dividends and capital gains derived upon interests held in companies located in low-tax jurisdictions, (vi) withholding tax application on cross-border payments, and (vii) anti-hybrid mismatches. In any such case, depending on the specific circumstances, tax audits and/or tax litigation with the tax authorities could result in tax liabilities and fines and penalties of significant amounts, which could be in excess of the amounts we provide for in our financial statements for tax liabilities.
Transactions, including those with Financing Vehicles, that we have structured in light of current tax rules could have material and adverse consequences for us if tax rules change or if tax authorities apply or interpret the rules differently than we do. Changes in tax laws, their application and interpretation or imposition of any new or increased tariffs, duties and taxes could increase our tax burden, materially and adversely affect our sales, profits and financial condition and have an adverse effect on our business, net assets, or results of operations. Such factors could also cause us to expend significant time and resources and/or cause investors to lose confidence in our reported financial information.

Defined Terms:
Unless otherwise indicated or the context otherwise requires, all references to “Pagaya,” “the Company,” “we,” “us” and “our” refer to Pagaya Technologies Ltd., a company organized under the laws of the State of Israel, together with its subsidiaries following the Merger.
“2021 Plan” refers to the 2021 Share Incentive Plan of Pagaya and the Stock Option Sub-Plan For United States Persons thereunder.
“Asset Investor” refers to a third-party investor in a Financing Vehicle.
“Capital Restructuring” refers to, collectively, the Reclassification, the Preferred Share Conversion and the Stock Split.
“Class A Ordinary Shares” refers to the Class A ordinary shares, no par value, of Pagaya, following the Capital Restructuring, which carry voting rights of one vote per share of Pagaya.
“Class B Ordinary Shares” refers to the Class B ordinary shares, no par value, of Pagaya, following the Capital Restructuring, which carry voting rights in the form of 10 votes per share of Pagaya.
“Code” refers to the U.S. Internal Revenue Code of 1986, as amended.
“Companies Law” refers to the Israeli Companies Law, 5759-1999, as amended, and the regulations promulgated thereunder.
“Credit Agreement” refers to that certain Credit Agreement, dated as of December 23, 2021 (as amended by that certain Amendment No. 1 to Credit Agreement, dated as of March 15, 2022), by and among Pagaya, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent. The Credit Agreement and Amendment No. 1 to Credit Agreement are incorporated herein by reference to Exhibit 10.15 and Exhibit 10.16, respectively, of Pagaya’s Registration Statement on Form F-4 filed with the SEC on April 7, 2022.
“EEA” refers to the European Economic Area.
“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.
“Financing Vehicles” refers to (i) funds managed or advised by Pagaya or one of its affiliates, (ii) securitization vehicles sponsored or administered by Pagaya or one of its affiliates and (iii) other similar vehicles.
“Founders” refers to the three founders of Pagaya (including any trusts the beneficiary of which is a founder of Pagaya and to the extent that a founder of Pagaya has the right to vote the shares held by such trust).
“FRB” refers to the U.S. Federal Reserve Board.
“Investment Advisers Act” refers to the U.S. Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.
“Investment Company Act” refers to the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.
“Israeli Securities Law” refers to the Israeli Securities Law, 5728-1968, as amended, and the regulations promulgated thereunder.
“Merger” refers to the merger of Merger Sub with and into EJFA, as contemplated by the Merger Agreement.
“Merger Agreement” refers to that certain Agreement and Plan of Merger, dated as of September 15, 2021, by and among EJFA, Pagaya and Merger Sub.
“Merger Sub” refers to Rigel Merger Sub Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Pagaya.
“Nasdaq” refers to The Nasdaq Capital Market.
“Network Capital” refers to the total capital currently invested in assets originated by Partners with the assistance of our AI technology and network and acquired by a Financing Vehicle plus capital committed by Asset Investors that is available for a Financing Vehicle to acquire new assets.

“Network Volume” refers to the gross dollar amount of assets that are originated by Partners with the assistance of Pagaya’s AI technology and are acquired by Financing Vehicles.
“OCC” refers to the U.S. Office of the Comptroller of the Currency.
“Pagaya Articles” refers to the Articles of Association of Pagaya, dated as of June 22, 2022.
“Pagaya Board” refers to the board of directors of Pagaya.
“Pagaya Class A-1 Preferred Shares” refers to the Class A-1 Preferred Shares, nominal value NIS 0.01 each, of Pagaya, prior to the Capital Restructuring.
“Pagaya Class A Preferred Shares” refers to the Class A Preferred Shares, nominal value NIS 0.01 each, of Pagaya, prior to the Capital Restructuring.
“Pagaya Class B Preferred Shares” refers to the Class B Preferred Shares, nominal value NIS 0.01 each, of Pagaya, prior to the Capital Restructuring.
“Pagaya Class C Preferred Shares” refers to the Class C Preferred Shares, nominal value NIS 0.01 each, of Pagaya, prior to the Capital Restructuring.
“Pagaya Class D Preferred Shares” refers to the Class D Preferred Shares, nominal value NIS 0.01 each, of Pagaya, prior to the Capital Restructuring.
“Pagaya Class E Preferred Shares” refers to the Class E Preferred Shares, nominal value NIS 0.01 each, of Pagaya, prior to the Capital Restructuring.
“Pagaya Options” refers to each outstanding and unexercised option to purchase Pagaya Ordinary Shares issued pursuant to the Pagaya Share Plans, whether or not then vested or fully exercisable.
“Pagaya Ordinary Shares” refers to the ordinary shares, NIS 0.01 each, of Pagaya, prior to the Capital Restructuring, provided, however, that after the Preferred Share Conversion and Reclassification, every reference to Pagaya Ordinary Shares shall be to the Class A Ordinary Shares and Class B Ordinary Shares, collectively.
“Pagaya Preferred Shares” refers to the Pagaya Class A Preferred Shares, Pagaya Class A-1 Preferred Shares, Pagaya Class B Preferred Shares, Pagaya Class C Preferred Shares, Pagaya Class D Preferred Shares and Pagaya Class E Preferred Shares, prior to the Capital Restructuring.
“Pagaya Share Plans” refers to Pagaya’s 2016 Equity Incentive Plan and the Stock Option Sub-Plan For United States Persons thereunder and the 2021 Plan, collectively.
“Pagaya Shareholders” refers, prior to the Merger, to the shareholders of Pagaya and, now, to the current shareholders of Pagaya.
“Pagaya Voting Agreement” refers to that certain Company Voting Agreement, dated as of September 15, 2021, by and among EJFA and certain of the Pagaya Shareholders.
“Partners” refers to financial institutions including, among others, banks, peer-to-peer lending networks, online marketplaces, nonbank finance companies, fintechs, financing intermediaries, consumer product companies, brokers, agents and credit unions that have entered into arrangements to utilize Pagaya’s AI technology and network to assist them in originating credit and other assets that may be acquired by a Financing Vehicle.
“Permitted Class B Owners” refers to a Founder or any person or entity that, through contract, proxy or operation of law, has irrevocably delegated the sole and exclusive right to vote the Class B Ordinary Shares held by such person or entity to a Founder.
“Preferred Share Conversion” refers to the conversion of the outstanding Pagaya Preferred Shares into Pagaya Ordinary Shares in accordance with the Merger Agreement.
“Reclassification” refers to the reclassification of each Pagaya Ordinary Share that was outstanding immediately following the Preferred Share Conversion (and for the avoidance of doubt, any warrant, right or other security convertible into or exchangeable or exercisable therefor, including each Pagaya Ordinary Share underlying any Pagaya Option), into one Class A Ordinary Share or one Class B Ordinary Share, as applicable, as set forth in the Merger Agreement.

“SEC” refers to the U.S. Securities and Exchange Commission.
“Securities Act” refers to the U.S. Securities Act of 1933, as amended.
“Stock Split” refers to the stock split of the Pagaya Ordinary Shares into a number of Pagaya Ordinary Shares calculated in accordance with the terms of the Merger Agreement such that each Pagaya Ordinary Share will have a value of $10.00 per share immediately following the Capital Restructuring on the basis of the Company Value (as defined in the Merger Agreement) set out in the Merger Agreement.
“Treasury Regulations” refers to the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.
“U.S. Holders”refers to any beneficial owner of Pagaya securities, that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•
a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.